Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MAVENIR SYSTEMS, INC.,

MITEL NETWORKS CORPORATION,

and

ROADSTER SUBSIDIARY CORPORATION

February 28, 2015

i

Annex I – Offer Conditions

Exhibit A – Form of Certificate of Incorporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 28, 2015, is entered into by and among MAVENIR SYSTEMS, INC., a Delaware corporation (the “Company”), MITEL NETWORKS CORPORATION, a Canadian corporation (“Parent”), and ROADSTER SUBSIDIARY CORPORATION, a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, upon the terms and subject to the conditions of this Agreement, Merger Sub has agreed to commence a tender offer (as it may be extended and amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the Company’s issued and outstanding shares of Company Stock (“Shares”), for the consideration set forth herein (such amount, or any different amount per Share paid pursuant to the Offer to the extent permitted under this Agreement, being the “Offer Price”), without interest;

WHEREAS, as soon as practicable following the consummation of the Offer, upon the terms and conditions set forth herein, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which, except as otherwise provided herein, each Share will be cancelled and converted into the right to receive either the Cash Consideration or Share Consideration, upon the terms and subject to the conditions of this Agreement, including the adjustment and proration provisions;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously approved and declared advisable and in the best interests of the Company and its stockholders this Agreement and the transactions contemplated hereby, including the Offer and the Merger (the “Transactions”), and has unanimously resolved to recommend to its stockholders to accept the Offer and tender their Shares to Merger Sub pursuant to the Offer;

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable and in the best interests of Mitel U.S. Holdings, Inc., a Delaware corporation, indirect, wholly owned subsidiary of Parent and the sole stockholder of Merger Sub (“Merger Sub Parent”), this Agreement and the Transactions;

WHEREAS, the board of directors of Parent has unanimously approved this Agreement and the Transactions and Merger Sub Parent will immediately following execution of this Agreement, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are executing and delivering tender support agreements in favor of Parent and Merger Sub (the “Company Stockholder Agreements”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as an inducement to the Company’s willingness to enter into this Agreement, certain shareholders of Parent are executing and delivering shareholder lock-up agreements (the “Parent Stockholder Agreements” and, together with the Company Stockholder Agreements, the “Stockholder Agreements”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. (a) As used herein, the following terms have the following meanings:

“Acceptance Time” means the first time as of which Merger Sub accepts any Shares for payment pursuant to the Offer.

“Acquisition Proposal” means (i) any proposal or offer (other than the Transactions or any other proposal or offer by Parent, Merger Sub or their Affiliates) with respect to a merger, consolidation, business combination, recapitalization, reorganization, joint venture, partnership, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or (ii) any proposal or offer to acquire, by tender offer, share exchange, stock or asset purchase, license acquisition or in any other manner, which, in each case with respect to clauses (i) and (ii), if consummated, would result in any Person (other than Parent, Merger Sub or their Affiliates) becoming, in one or a series of related transactions, directly or indirectly, the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of (A) 15% or more of the total voting power or of any class of equity securities of the Company or any of its Subsidiaries or, in the case of a transaction described in clause (i), the entity resulting from such transaction or (B) assets (including equity securities of any of the Company’s Subsidiaries) comprising 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with such

Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of 50% or more of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York or Ottawa, Ontario are authorized or obligated by Law or Order to close.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreements” mean any Contract or any side letter to which the Company or any Subsidiary thereof is bound or that has been entered into between the Company or any Subsidiary thereof and any labor organization, union, works council, employee association, trade union or other similar employee representative body.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014, attached as Annex I to the Company Disclosure Letter.

“Company Adverse Recommendation Change” means any of the following actions by or on behalf of the Company, the Company Board or any committee thereof: (i) withholding, withdrawing, modifying or qualifying in a manner adverse to Parent or Merger Sub or proposing publicly to withhold, withdraw, modify or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation or failing to include the Company Board Recommendation in (or removing it from) the Schedule 14D-9, (iii) approving, endorsing, recommending or otherwise declaring to be advisable or proposing to approve, endorse, recommend or determine to be advisable any Acquisition Proposal, (iv) following the date of any Acquisition Proposal or the date any material modification thereto is first made public or sent or given to the stockholders of the Company, failing to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent requests a reaffirmation thereof in writing; provided, that Parent shall only be entitled to request such a reaffirmation one time with respect to any given Acquisition Proposal or material modification thereto, as applicable, (v) following the commencement of any tender offer or exchange offer for Shares that is publicly disclosed (other than by Parent, Merger Sub or their Affiliate), publicly being neutral or failing to reject or recommend against acceptance of any such tender offer or exchange offer within five (5) Business Days of such commencement of such tender offer or exchange offer or recommending that the stockholders of the Company tender their respective Shares in such tender offer or exchange offer, or (vi) publicly announcing an intention, or formally resolving, to take any of the foregoing actions; provided, however, none of a (x) termination of this Agreement by the Company pursuant to Section 10.01(c), (d) or (e), (y) “stop, look and listen” or similar communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act (including disclosure of the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect to such Acquisition Proposal), or (z) factually accurate public statement regarding financial results, operations or business conditions or developments shall, in any case, in and of itself constitute a Company Adverse Recommendation Change.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2014 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2014.

“Company Bond” means any bond, letter of credit or other similar debt instrument, including security interests issued at the application or for the benefit of the Company or any of its Subsidiaries.

“Company Credit Facility” means the Amended and Restated Loan and Security Agreement, dated as of March 7, 2014, by and among the Company, its Subsidiaries party thereto and Silicon Valley Bank, a California corporation.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with, and upon the execution of, this Agreement.

“Company ESPP” means the Company Employee Stock Purchase Plan, as amended and restated September 10, 2014.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any non-U.S. jurisdiction, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of its Subsidiaries operate, (iii) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing, the declaration by any Governmental Authority of a state of emergency or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), (iv) changes or proposed changes in Law or authoritative interpretation thereof, (v) changes in GAAP or authoritative interpretation thereof, (vi) any action taken or not taken, in each case, by Parent, Merger Sub or their respective Affiliates or by the Company or its Subsidiaries or their respective Affiliates at the written request of Parent, (vii) the public announcement of this Agreement and the Transactions, (viii) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period, or (ix) any change in the market price or trading volume of the Company’s securities or in its credit ratings; provided, however, (A) in the case of clauses (i), (ii), (iii), (iv) and (v) any effect, change, condition, fact, development, occurrence or event resulting from or arising out of the matters referred to therein shall not be excluded to the extent the same disproportionately affects (individually or together with other effects, changes, conditions, facts, developments, occurrences or events) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industry in which the Company and its Subsidiaries operate; and (B) in the case of clauses (viii) and (ix), the underlying causes of any such failure or adverse change shall not be excluded unless otherwise specifically excluded by clauses (i) through (vii).

“Company Stock” means the common stock, par value $0.001 per share, of the Company.

“Competition Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, and all other Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Compliant” means, with respect to the Required Information, that (i) such Required Information (other than projections, interpretations and other forward-looking information, and information of a general economic or industry-specific nature) does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information not misleading under the circumstances in which it was made, and (ii) such Required Information constituting projections, interpretations and other forward-looking information has been prepared in good faith based upon reasonable assumptions.

“Contract” means any agreement, arrangement, contract, understanding, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other commitment, whether written or oral.

“EAR” means the Export Administration Regulations administered by the U.S. Department of Commerce.

“Environmental Claim” means any Proceeding or Order alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, Release of, or exposure to any Hazardous Substances, (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Law.

“Environmental Law” means any Law or Order relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety, including any Law or Order relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Substances; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“Environmental Permits” means all Governmental Authorizations relating to or required by Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Financing” means a financing (whether the Debt Financing or otherwise) under which Parent or Merger Sub (either directly or through any of its Subsidiaries) receives proceeds that, when combined with the existing cash reserves of the Parent and its Subsidiaries, are sufficient to enable Parent and Merger Sub to consummate the Offer and the Merger in accordance with the terms of this Agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any (i) nation or government, any federal, state, province, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or merger control authority, (ii) federal, state, provincial, local or non-U.S. court, tribunal or arbitrator (public or private), (iii) self-regulatory organization (including any national securities exchange), or (iv) other governmental, quasi-governmental, supranational or regulatory entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority, including those set forth in clauses (i), (ii) or (iii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Authorization” means any license, approval, clearance, permit, certificate, waiver, amendment, consent, exemption, variance, expiration and termination of any waiting period requirements (including pursuant to Competition Law), other actions by, and any notice, filing, registration, qualification, declaration and designation with, and other authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety; or (ii) can form the basis of any liability under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any and all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, whether registered or unregistered, including any and all: (i) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (ii) internet domain names, whether or not trademarks, web addresses, web pages, websites and related content, accounts with Twitter, Facebook, LinkedIn and other social media companies and the content found thereon and related thereto, and URLs; (iii) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (iv) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (v) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (vi) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.

“Intervening Event” means any material event, occurrence or development (i) that is unknown to, or was not reasonably foreseeable by, the Company Board as of the date of this Agreement and (ii) does not relate to (A) any Acquisition Proposal or (B) any actions taken by Parent or the Company in accordance with Section 8.01 or the consequences of any such action; provided, that such event, occurrence or development must affect the business, assets or operations of the Company and its Subsidiaries, taken as a whole.

“IT Assets” means any and all computers, computer software, source code, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology systems and equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased to the Company or its Subsidiaries (excluding any public networks).

“ITAR” means the International Traffic in Arms Regulations administered by the U.S. Department of State.

“Knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of each of the individuals listed in Section 1.01(a) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry, of each of the individuals listed in Section 1.01(a) of the Parent Disclosure Letter.

“Law” means any United States, federal, state, provincial or local or any non-U.S. law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, hypothec, lien, pledge, charge, equitable interest, security interest, deed of trust, right of first refusal or offer, lease, license, option, easement, right of way, restriction, adverse claim of ownership or use, title defect, encroachment or other survey defect, limitation on transfer or any encumbrance of any kind whatsoever (other than such a limitation arising under securities Law in respect of such property or asset).

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date hereof (i) during which the Offer Commencement Date shall have occurred, (ii) throughout and at the end of which Parent shall have (and the Lenders shall have) access to the Required Information and (iii) throughout and at the end of which the Offer Conditions set forth in clauses (b) (with respect to covenants and obligations that the Company is required to comply with or perform prior to the applicable time), (c) and (g) of Annex I shall have been satisfied; provided, that July 2, 2015 shall be excluded from such fifteen (15) consecutive Business Day period. Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the Debt Financing is consummated on such earlier date and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such fifteen (15) consecutive Business Day period: (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated or the Company has publicly announced, or informed Parent, that it has concluded no such restatement is required, (B) the independent accountants of the Company shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Information for which they have provided an opinion, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by such independent accountants or another independent public accounting firm reasonably acceptable to Parent, or (C) any such Required Information shall cease to be Compliant or any such information ceases to meet the requirement of Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such Required Information is updated or supplemented so that it is Compliant.

“Marketing Period End Date” means the earlier of (i) a date during the Marketing Period to be specified by Parent on no less than one (1) Business Day’s notice to the Company and (ii) the final day of the Marketing Period.

“NASDAQ” means the NASDAQ Global Market.

“Non-Disclosure Agreement” means the Non-Disclosure Agreement, dated as of November 25, 2014, by and between the Company and Parent.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, consent decree, judgment, ruling, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent, or whether written or oral).

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Parent 10-K” means Parent’s annual report on Form 10-K for the period ended December 31, 2014.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2014 and the footnotes thereto set forth in the Parent 10-K.

“Parent Balance Sheet Date” means December 31, 2014.

“Parent Common Share” means a common share, without par value, of Parent.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company in connection with, and upon the execution of, this Agreement.

“Parent Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, financial condition, assets or liabilities of Parent and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in Canada, the United States or any other jurisdiction, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which Parent or any of its Subsidiaries operate, (iii) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing, the declaration by any Governmental Authority of a state of emergency or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), (iv) changes or proposed changes in Law or authoritative interpretation thereof, (v) changes in GAAP or authoritative interpretation thereof, (vi) any action taken or not taken, in each case, by Parent, Merger Sub or their respective Affiliates or by the Company or its Subsidiaries or their respective Affiliates at the written request of the Company, (vii) the public announcement of this Agreement and the Transactions, (viii) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period, or (ix) any change in the market price or trading volume of Parent securities or in its credit ratings; provided, however, (A) in the case of clauses (i), (ii), (iii), (iv) and (v), any effect, change, condition, fact, development, occurrence or event resulting from or arising out of the matters referred to therein shall not be excluded to the extent the same disproportionately affects (individually or together with other effects, changes, conditions, facts, developments, occurrences or events) Parent and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industry in which Parent and its Subsidiaries operate; and (B) in the case of clauses (viii) and (ix), the underlying causes of any such failure or adverse change shall not be excluded unless otherwise specifically excluded by clauses (i) through (vii).

“Party” means each of Parent, Merger Sub and the Company individually, as the context requires, and “Parties” means all of them collectively.

“Permitted Liens” means (i) Liens for Taxes not yet due and delinquent, or that are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet or Parent Balance Sheet, as applicable, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet or Parent Balance

Sheet, as applicable, (iii) Liens reflected in the Company Balance Sheet or Parent Balance Sheet, as applicable, (iv) zoning, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property, (v) Liens to secure indebtedness pursuant to the Company Credit Facility to be released as of the Effective Time, (vi) Liens on any cash collateral required to be posted in connection with any outstanding Company Bonds, and (vii) with respect to the Leased Real Property, minor title defects or irregularities that do not secure the payment of a sum of money or that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted.

“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Authority, or group (within the meaning of Section 13(d)(3) of the Exchange Act).

“Personal Data” means an individual’s name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information that, alone or in combination with other information held by the Company or any of its Subsidiaries allows the identification of or contact with a Person or can be used to identify a Person.

“Proceeding” means any suit, action, claim, litigation, arbitration, mediation, hearing, public inquiry or similar proceeding (in each case, whether civil, criminal or administrative, whether public or private or whether written or oral) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Related Persons” shall mean, with respect to any Person, each of such Person’s former, current and future direct or indirect equity holders, controlling persons, partners, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees.

“Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Representative” means a Person and its Subsidiaries’ directors, officers, employees, Affiliates, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Required Information” means (a) such pertinent and customary (as compared to other transactions of this size and nature) information (other than financial information, which is covered by clause (b) below), to the extent reasonably available to the Company or any of its Subsidiaries, regarding the Company or any of its Subsidiaries as may be reasonably determined by Parent to be necessary in order to consummate the arrangement and borrowings under credit facilities of the type contemplated by the Debt Financing, (b) all financial statements (including pro forma financial statements), financial data, projections, audit reports and other financial information regarding the Company and its Subsidiaries of the type and form customarily included in marketing documents used to syndicate credit facilities of the type contemplated by the Debt Financing, or as may be reasonably requested in writing by Parent to consummate the syndication(s) of credit facilities contemplated by the Commitment Letter, in each case assuming that such syndication(s) of credit facilities were consummated at the same time during the Company’s fiscal year as such syndication(s) will be made, and (c) such other financial or other information as otherwise reasonably required in connection with the Debt Financing and the Transactions.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to any Person, another Person (other than a natural Person), of which such first Person (i) owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (b) if there are no such voting interests, 50% or more of the equity interests therein or (ii) has the right to appoint 50% or more of the directors or managers.

“Superior Proposal” means any bona fide and written Acquisition Proposal that would result in any Person becoming the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably capable of being consummated substantially in accordance with its terms, taking into account all legal, financial (including the certainty of any financing) and regulatory aspects of the proposal and the Person making the Acquisition Proposal, and if consummated, would be more favorable to the Company’s stockholders (in their capacity as such) from a financial point of view than the Offer and the Merger, in each case, after taking into account all relevant factors, including all terms and conditions of such Acquisition Proposal and this Agreement (including any adjustment to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 6.02(b) in response to such Acquisition Proposal).

“Tax” means any and all federal, state, provincial, local, non-U.S. and other taxes, levies, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including information returns, any documents to be supplied to any Governmental Authority with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreement” means any Contract binding a Party or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit; provided that such term shall not include (i) customary commercial leases or (ii) Contracts entered into in the ordinary course of business that are not primarily related to Taxes.

“Third Party” means any Person other than Parent, Merger Sub, the Company or any of their respective Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Acceptable Confidentiality Agreement	6.02(a)
Adjusted Option	3.10(b)
Adjusted Outstanding Share Number	2.01(c)
Agreement	Preamble
Alternate Commitment Letter	8.02(c)
Alternate Financing	8.02(c)
Alternative Acquisition Agreement	6.02(a)
Anti-Takeover Law	4.02(b)
Appraisal Shares	3.07
ARC	8.01(b)
Book-Entry Shares	3.04(c)
Bundeskartellamt	8.01(b)
Cash Available	2.01(g)(i)

Cash Consideration	2.01(b)
Cash Election	2.01(e)
Cash Proration Factor	2.01(f)(i)
Certificate	3.04(c)
Certificate of Merger	3.02(a)
Closing	3.01
Commitment Letter	5.09(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.02(b)
Company Indemnified Party	7.04(a)
Company Intellectual Property	4.15(a)
Company Material Contract	4.19(a)(xviii)
Company Plan	4.17
Company SEC Documents	4.07
Company Securities	4.05(b)
Company Stock Option	3.10(a)
Company Stockholder Agreements	Recitals
Company Stockholder Approval	4.02(a)
Company Stockholders Meeting	3.03(a)
Company Subsidiary Securities	4.06(b)
Compensation Committee	6.03(a)
Continuing Employee	7.06
D&O Insurance	7.04(c)
Debt Financing	5.09(a)
Definitive Financing Agreements	5.09(b)
DGCL	Recitals
Effective Time	3.02(a)
Election	2.01(e)
Excess Merger Parent Shares	3.06
Excess Offer Parent Shares	2.01(j)
Exchange Agent	3.08(a)
Exchange Fund	3.08(a)
Exchange Ratio	2.01(g)(ii)
Expiration Date	2.01(l)
FCPA	4.24
Financing Source Party	11.07
Form of Election	2.01(e)
FS Provisions	11.07
Independent Directors	2.04(b)
Initial Expiration Date	2.01(l)
internal controls	4.07(g)
Leased Real Property	4.14(b)
Lenders	5.09(a)
Loan Documents	6.04
Maximum Share Number	2.01(g)(iii)

Merger	Recitals
Merger Consideration	3.04(b)
Merger Sub	Preamble
Merger Sub Parent	Recitals
Minimum Condition	2.01(c)
Multiemployer Plan	4.17(c)
No Election Share	2.01(h)
Non-U.S. Company Plan	4.17
Offer	Recitals
Offer Commencement Date	2.01(a)
Offer Conditions	2.01(c)
Offer Documents	2.02
Offer Price	Recitals
Offer to Exchange	2.02
Outside Date	10.01(d)
Parent	Preamble
Parent Average Closing Price	2.01(g)(iv)
Parent Plans	7.06(b)
Parent RSUs	5.05(a)
Parent SEC Documents	5.06
Parent Share Proration Factor	2.01(f)(ii)
Parent Stock Options	5.05(a)
Parent Stockholder Agreements	Recitals
Per Share Cash Purchase Price	2.01(g)(v)
Pre-Closing Period	6.01
Preliminary Prospectus	2.02
Privacy Policy	4.15(e)
Promissory Note	2.05(b)
Public Official	4.24
Public Statement	8.04
Real Property Lease	4.14(b)
Registration Statement	2.02
Reverse Termination Fee	10.03(c)(ii)
Schedule 14D-9	2.03(a)
Schedule TO	2.02
Section 262	3.07
Share Consideration	2.01(b)
Share Election	2.01(e)
Shares	Recitals
Shares Available	2.01(g)(vi)
Stockholder Agreements	Recitals
Surviving Corporation	3.02(a)
Termination Condition	Annex I
Termination Fee	10.03(a)
Top-Up Option	2.05(a)
Top-Up Shares	2.05(a)

Transactions	Recitals
U.S. Company Plan	4.17
Unvested Company Stock Option	3.10(b)
Vested Company Stock Option	3.10(a)

Section 1.02 Other Definitional and Interpretative Provisions.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d) Any reference in a particular Section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of the Company that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to an individual who has read that reference and such representations and warranties. The listing of any matter on the Company Disclosure Letter shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation by the Company of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication with respect to any of the foregoing. Any disclosure in any section of the Company Disclosure Letter of information that is also filed with or disclosed in any Company SEC Document shall not be deemed a representation that there is no other information filed with or disclosed in any Company SEC Document that would qualify the corresponding representation. All disclosures in the Company Disclosure Letter are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissions against interests, be admissible against any Party by any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties), or give rise to any claim or benefit to any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties).

(e) Any reference in a particular Section of the Parent Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of Parent and Merger Sub that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of Parent and Merger Sub that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to an individual who has read that reference and such representations and warranties. The listing of any matter on the Parent Disclosure Letter shall not be deemed to constitute an admission by Parent or Merger Sub, or to otherwise imply, that any such matter is material, is required to be disclosed by Parent or Merger Sub under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Parent Disclosure Letter relating to any possible breach or violation by Parent or Merger Sub of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication with respect to any of the foregoing. Any disclosure in any section of the Parent Disclosure Letter of information that is also filed with or disclosed in any Parent SEC Document shall not be deemed a representation that there is no other information filed with or disclosed in any Parent SEC Document that would qualify the corresponding representation. All disclosures in the Parent Disclosure Letter are intended only to allocate rights and risks between the parties to this Agreement and are not intended to be admissions against interests, be admissible against any Party by any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties), or give rise to any claim or benefit to any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties).

(f) Whenever the word “material” is used in this Agreement, it shall include anything that would be required to be disclosed in any registration statement or report filed with the SEC pursuant to Rule 408 under the Securities Act or Rule 12b-20 under the Exchange Act, as applicable.

(g) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(i) The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(j) Any reference to a Party or a party to any other agreement or document contemplated hereby shall include such Person’s successors and permitted assigns.

(k) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(l) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(m) A reference to any Contract (including this Agreement) is to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms thereof.

(n) The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(o) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(p) Time is of the essence with respect to the performance of this Agreement.

(q) References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively.

(r) References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified.

ARTICLE 2

THE OFFER

Section 2.01 The Offer.

(a) Provided that (i) this Agreement shall not have been terminated in accordance with ARTICLE 10 and (ii) all of the conditions set forth in clauses (b), (c) and (g) of Annex I shall then be satisfied (in the case of clause (b), with respect to covenants and obligations that the Company is required to comply with or to perform prior to such time) or waived (to the extent applicable) by Parent and Merger Sub, as promptly as reasonably practicable Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer; provided, however, Merger Sub shall not be required to commence the Offer if the Company shall not: (A) have provided to Parent on a timely basis all information reasonably requested by Parent in connection with the preparation of the Offer Documents; (B) have given Parent and its legal counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC and reasonable consideration to any such comments provided by Parent or its legal counsel; and (C) be prepared to file with the SEC immediately following commencement of the Offer, and to disseminate to holders of Shares, the Schedule 14D-9. The date on which Merger Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date.”

(b) In the Offer, each Share accepted by Merger Sub in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive the Offer Price, which at the election of the holder means, for each Share (i) that amount of cash equal to the Per Share Cash Purchase Price, without interest (such amount for each such Share, the “Cash Consideration”), or (ii) that number of fully paid and non-assessable Parent Common Shares equal to the Exchange Ratio, without interest (the “Share Consideration,”), in each case subject to proration as set forth in Section 2.01(f) and subject to the other provisions of this Section 2.01.

(c) Notwithstanding any other terms or provisions of the Offer or this Agreement, and in addition to (and not in limitation of) Merger Sub’s rights to extend and amend the Offer (subject to the provisions of this Agreement), Merger Sub shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment), if (i) immediately prior to the Expiration Date, there shall not have been validly tendered and not validly withdrawn that number of Shares that would represent one Share more than one-half (1/2) of the Adjusted Outstanding Share Number, calculated as of immediately prior to the Acceptance Time (such condition being the “Minimum Condition”); and (ii) at the Expiration Date, any of the other conditions set forth in Annex I (the Minimum Condition and the other conditions set forth in Annex I are referred to collectively as the “Offer Conditions”) shall not have been satisfied or waived (to the extent applicable) by Parent and Merger Sub. For purposes of this Agreement, the “Adjusted Outstanding Share Number” shall be the number of Shares equal to the sum of: (A) the aggregate number of Shares issued and outstanding immediately prior to the applicable time of determination; plus (B) all Shares that the Company may be required to issue upon the vesting, conversion, settlement or exercise, as applicable, of all Company Stock Options and other Company Securities that are outstanding immediately prior to the applicable time of determination, regardless of the conversion or exercise price or other terms and conditions thereof. For purposes of determining whether the Minimum Condition has been satisfied, Parent and Merger Sub may, in their sole discretion, include or exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures.

(d) Parent and Merger Sub expressly reserve the right, in their sole discretion, to (i) increase the Offer Price, (ii) waive any Offer Condition, and (iii)

make any other changes to the terms and conditions of the Offer; provided, however, without the prior written consent of the Company, Parent and Merger Sub shall not, except pursuant to Section 6.02(b): (A) amend, modify or waive the Minimum Condition or the Termination Condition; (B) change the form of consideration to be delivered by Merger Sub pursuant to the Offer; (C) decrease the Offer Price or the number of Shares sought to be purchased by Merger Sub in the Offer; (D) impose any conditions to the Offer in addition to the Offer Conditions; (E) except as permitted by this Agreement, terminate the Offer; (F) except as permitted by this Agreement, extend or otherwise change the Expiration Date; (G) except as permitted by Section 2.01(l), provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act; or (H) otherwise amend the Offer or waive or modify any Offer Condition in any manner that adversely affects (other than in an immaterial respect) the holders of Shares generally.

(e) Subject to Sections 2.01(f), (g) and (i), each holder of Shares shall be entitled to elect for the Shares held by such holder (i) the number of such Shares that such holder desires to exchange for the right to receive the Cash Consideration (a “Cash Election”), and (ii) the number of such Shares that such holder desires to exchange for the right to receive the Share Consideration (a “Share Election”). Any Cash Election or Share Election shall be referred to herein as an “Election,” and shall be made on a form mutually agreed by Parent, Merger Sub and the Company for that purpose (a “Form of Election”), included as part of the letter of election and transmittal accompanying the Offer. Holders of record who hold Shares as nominees, trustees or in other representative capacities may submit multiple Forms of Election on behalf of their respective beneficial holders, but only one (1) such Form of Election for each such beneficial holder. For the avoidance of doubt, a holder of Shares may make a Cash Election and/or a Share Election with respect to all or any part of such holder’s Shares.

(f) Notwithstanding anything herein to the contrary:

(i) If the total number of Cash Elections would require aggregate cash payments in excess of the Cash Available, such Elections shall be subject to proration as follows: for each Cash Election, the number of Shares that shall be converted into the right to receive the Cash Consideration shall be (A) the total number of such Shares subject to such Cash Election multiplied by (B) the Cash Proration Factor, rounded down to the nearest Share. The “Cash Proration Factor” means a fraction (x) the numerator of which shall be the Cash Available and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Cash Elections made by all holders of such Shares (before giving effect to the proration provisions of this Section 2.01(f)), multiplied by the Cash Consideration. Each Share subject to such Cash Election that was not converted into the right to receive the Cash Consideration in accordance with this Section 2.01(f) shall be converted into the right to receive the Share Consideration. All prorations resulting from this Section 2.01(f) shall be applied on a pro rata basis, such that each holder who tenders Shares subject to a Cash Election bears its proportionate share of the proration, based on the percentage of all such Shares subject to Cash Elections that is reflected by the total amount of Shares subject to a Cash Election tendered by such holder.

(ii) If the total number of Share Elections would require the issuance in the aggregate of a number of Parent Common Shares in excess of the Shares Available, such Elections shall be subject to proration as follows: for each Share Election, the number of Shares that shall be converted into the right to receive the Share Consideration shall be (A) the total number of such Shares subject to such Share Election multiplied by (B) the Parent Share Proration Factor, rounded down to the nearest Share. The “Parent Share Proration Factor” means a fraction (x) the numerator of which shall be the Shares Available and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Share Elections made by all holders of such Shares (before giving effect to the proration provisions of this Section 2.01(f)), multiplied by the Share Consideration. Each Share subject to such Share Election that was not converted into the right to receive the Share Consideration in accordance with this Section 2.01(f) shall be converted into the right to receive the Cash Consideration. All prorations resulting from this Section 2.01(f) shall be applied on a pro rata basis, such that each holder who tenders Shares subject to a Share Election bears its proportionate share of the proration, based on the percentage of all such Shares subject to Share Elections that is reflected by the total amount of Shares subject to a Share Election tendered by such holder.

(g) For purposes of this Agreement:

(i) “Cash Available” means the difference between (A) the product of (I) the Per Share Cash Purchase Price multiplied by (II) the aggregate number of Shares outstanding immediately prior to the Acceptance Time (other than Shares held by Parent, the Company or any of their Subsidiaries or Appraisal Shares) minus (B) the product of (I) the Shares Available multiplied by (II) the Parent Average Closing Price.

(ii) “Exchange Ratio” means the quotient, calculated to four decimal places, of (A) the Per Share Cash Purchase Price divided by (B) the Parent Average Closing Price.

(iii) “Maximum Share Number” means the number equal to 24.9% of the number of Parent Common Shares outstanding as of the Acceptance Time, rounded down to the nearest whole Parent Common Share.

(iv) “Parent Average Closing Price” means an amount equal to the average of the volume weighted average price per Parent Common Share on the NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the Acceptance Time.

(v) “Per Share Cash Purchase Price” means the sum of (A) $11.08 plus (B) the product of (I) 0.675 multiplied by (II) the Parent Average Closing Price, rounded to the nearest cent.

(vi) “Shares Available” means the lesser of (A) the product, rounded down to the nearest whole number, of (I) 0.675 multiplied by (II) the aggregate number of Shares outstanding immediately prior to the Acceptance Time (other than Shares held by Parent, the Company or any of their Subsidiaries or Appraisal Shares), and (B) the Maximum Share Number minus the number of Parent Common Shares underlying the Adjusted Options (as of immediately after the Effective Time).

(h) Each Share tendered but which is not the subject of a valid Election (a “No Election Share”) shall be deemed to be tendered subject to the following Elections:

(i) if the total number of Cash Elections would require aggregate cash payments in excess of the Cash Available such that proration of Cash Elections occurs pursuant to Section 2.01(f)(i), each No Election Share will be deemed tendered subject to a Share Election;

(ii) if the total number of Share Elections would require the issuance in the aggregate of a number of Parent Common Shares in excess of the Shares Available such that proration of Share Elections occurs pursuant to Section 2.01(f)(ii), each No Election Share will be deemed tendered subject to a Cash Election; and

(iii) if neither clause Section 2.01(h)(i) nor Section 2.01(h)(ii) is applicable, each No Election Share shall be converted into the right to receive (A) an amount of cash, without interest, equal to (I) the Cash Available minus the aggregate amount of cash payable pursuant to the Cash Elections divided by (II) the number of outstanding No Election Shares (including the number of Shares not tendered and entitled to the Merger Consideration pursuant to Section 3.04(b)) (the “Non-Election Cash Amount”) and (B) the number of Parent Common Shares equal to (I) the Exchange Ratio multiplied by (II) a fraction, calculated to four decimal places, the numerator of which is the Per Share Cash Purchase Price minus the Non-Election Cash Amount and the denominator of which is the Per Share Cash Purchase Price.

(i) Notwithstanding anything to the contrary contained herein, in no event shall the aggregate number of Parent Common Shares issued pursuant to this Agreement in connection with both the Offer and Merger exceed the Shares Available.

(j) In lieu of any fractional Parent Common Share that otherwise would be issuable pursuant to the Offer, each holder of Shares who otherwise would be entitled to receive a fraction of a Parent Common Share pursuant to the Offer will be paid an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional Parent

Common Shares deemed issued pursuant to the Offer. No fractional Parent Common Shares shall be issued by virtue of the Offer, no dividends or other distributions with respect to Parent Common Shares shall be payable on or with respect to any such fractional share interest, and such fractional share interest will not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. As soon as practicable following the completion of the Offer, the Exchange Agent shall determine the excess of (i) the number of Parent Common Shares issuable to the former holders of Shares pursuant to the Offer (including fractional shares), over (ii) the number of Parent Common Shares to be distributed to such former holders (excluding fractional shares) (such excess, the “Excess Offer Parent Shares”). Parent shall instruct the Exchange Agent, as agent and trustee for the former holders of Shares, to sell as promptly as reasonably practicable the Excess Offer Parent Shares. The sales of the Excess Offer Parent Shares by the Exchange Agent shall be executed on the NASDAQ through one or more member firms of the NASDAQ and shall be executed in round lots to the extent practicable. Until the proceeds of such sales have been distributed to the former holders of Shares to whom fractional Parent Common Shares otherwise would have been issued in the Offer, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Shares in respect of any fractional Parent Common Shares, the Exchange Agent shall distribute such amounts to such former holders.

(k) If, between the date of this Agreement and the completion of the Offer, the outstanding Parent Common Shares or the Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Cash Consideration, the Share Consideration, the Cash Available, the Shares Available, the Cash Proration Factor and the Parent Share Proration Factor shall be correspondingly adjusted as appropriate to provide the holders of Shares tendered pursuant to the Offer the same economic effect as contemplated by this Agreement prior to such event.

(l) The Offer shall initially be scheduled to expire at 12:00 midnight (New York City time) on the date that is twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the Offer Commencement Date (the “Initial Expiration Date,” and such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 10.01:

(i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied or waived by Parent and Merger Sub if permitted hereunder, then Merger Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, or such other number of Business Days as the Parties may agree, to permit such Offer Condition to be satisfied (subject to the right of Parent and Merger Sub to waive certain Offer Conditions in accordance with this Agreement);

(ii) Merger Sub shall extend the Offer from time to time for: (A) any period required by Law or any interpretation or position of the SEC, the NYSE, the NASDAQ or the TSX or the respective staffs thereof; (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under any Competition Law shall have expired or been terminated; and (C) periods of up to ten (10) Business Days per extension if, as of the scheduled Expiration Date, the Minimum Condition has not been satisfied;

(iii) if on any scheduled Expiration Date, Parent and Merger Sub shall not have received the Financing and Parent, acting reasonably and in good faith, shall have determined that the Financing will not be received by Parent or Merger Sub at or prior to the time at which payment for validly tendered Shares is required to be made hereunder, Merger Sub shall extend the Offer, on one or more occasions, for an additional period of up to five (5) Business Days per extension (or such longer period as Parent and the Company may mutually agree) until the Outside Date, to permit Parent or Merger Sub to receive the Financing; and

(iv) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived (to the extent applicable), at the request of the Company, Merger Sub shall extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied;

provided, however, in no event shall Merger Sub: (I) be required to accept for payment, and pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer until the Business Day immediately following the Marketing Period End Date; (II) be required to extend the Offer beyond the Outside Date; or (III) be permitted to extend the Offer beyond the Outside Date without the prior written consent of the Company. If Parent determines not to exercise the Top-Up Option because the exercise of the Top-Up Option in accordance with the terms and conditions set forth in Section 2.05 would violate applicable Law, then Merger Sub shall elect to provide for a “subsequent offering period” of three (3) Business Days in accordance with Rule 14d-11 under the Exchange Act; provided, however, Merger Sub shall be entitled, in its sole discretion and without the consent of the Company or any other Person, to provide for one or more extensions thereof. Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 10.01.

(m) Subject to the terms of the Offer and this Agreement and the satisfaction or waiver (to the extent applicable) by Parent and Merger Sub of all of the Offer Conditions, Merger Sub will irrevocably accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date (as the same may be extended or required to be extended, in each case in accordance with the terms of Section 2.01(l)) in accordance with applicable Law.

Section 2.02 Offer Documents. On the Offer Commencement Date, Parent and Merger Sub shall: (i) cause to be filed with the SEC, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto, the “Schedule TO”), which will contain or incorporate by reference: (A) Merger Sub’s offer to exchange Shares pursuant to the Offer (the “Offer to Exchange”); (B) a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act (the “Preliminary Prospectus”); and (C) forms of the related letter of election and transmittal (including the Form of Election); (ii) file with the SEC a registration statement on Form S-4 or Form F-4 (or similar successor form) to register the offer and sale of Parent Common Shares pursuant to the Offer (including amendments or supplements thereto, the “Registration Statement”), which Registration Statement shall include the Preliminary Prospectus; and (iii) cause the Offer to Exchange, the Preliminary Prospectus and related documents to be disseminated to holders of Shares as and to the extent required by Law and the rules and regulations of the SEC promulgated thereunder. Parent and Merger Sub shall use reasonable best efforts to cause the Schedule TO and Registration Statement, and all exhibits, amendments and supplements thereto (collectively, the “Offer Documents”) and the filing and dissemination thereof to comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations thereunder and with all other applicable Law. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including all amendments and supplements thereto) prior to the filing thereof with the SEC and Parent and Merger Sub shall give reasonable consideration to any such comments. Parent and Merger Sub shall promptly notify the Company and its legal counsel upon the receipt of any comments received by Parent, Merger Sub or their legal counsel from the SEC or its staff with respect to the Offer Documents, or any request from the SEC for amendments or supplements to the Offer Documents, and shall promptly provide the Company and its legal counsel with copies of all written correspondence between them and their Representatives, on the one hand, and the SEC, on the other hand, or, if not in writing, a description of such communication. Parent and Merger Sub shall give the Company and its legal counsel a reasonable opportunity to participate in preparing the proposed response of Parent and Merger Sub to comments received from the SEC or its staff and to provide comments on any proposed response thereto, and Parent and Merger Sub shall give reasonable consideration to any such comments. Each of Parent, Merger Sub and the Company: (1) shall use reasonable best efforts to respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer; and (2) to the extent required by applicable Law, shall use reasonable best efforts to promptly correct any information provided by it for use in the Offer Documents to the extent such information shall be or shall have become false or misleading in any material respect, and Parent and Merger Sub shall take all steps necessary to cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by applicable Law, to be disseminated to holders of Shares. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company, its Subsidiaries and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 2.02. Subject to Section 6.02, the Company consents to the inclusion of the Company Board Recommendation in the Offer Documents.

Section 2.03 Company Actions.

(a) On the Offer Commencement Date, as promptly as practicable following the filing by Parent and Merger Sub of the Schedule TO and the Registration Statement, the Company shall file with the SEC and (contemporaneously with the dissemination of the Offer Documents) disseminate to holders of Shares, in each case as and to the extent required by applicable Law, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the terms and conditions of this Agreement and the information required by Section 2.04(b) and, subject only to Section 6.02, shall reflect the Company Board Recommendation. The Company shall use reasonable best efforts to cause the Schedule 14D-9 and the filing and dissemination thereof to comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and with all other applicable Law, and shall ensure that the Schedule 14D-9 and, if required by applicable Law, the Registration Statement, include: (i) the opinion of the financial advisor referred to in Section 4.21; and (ii) a fair summary of the financial analysis conducted by such financial advisor in accordance with all applicable Law. Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC and the Company shall give reasonable consideration to any such comments. The Company shall promptly notify Parent and its legal counsel upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and its legal counsel with copies of all written correspondence between them and their Representatives, on the one hand, and the SEC, on the other hand, or, if not in writing, a description of such communication. The Company shall give Parent and its counsel a reasonable opportunity to participate in preparing the proposed response of the Company to comments received from the SEC or its staff and to provide comments on any proposed response thereto, and the Company shall give reasonable consideration to any such comments. Each of Parent, Merger Sub and the Company: (1) shall use reasonable best efforts to respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9; and (2) to the extent required by applicable Law, shall use reasonable best efforts to promptly correct any information provided by it for use in the Schedule 14D-9 to the extent that such information shall be or shall have become false or misleading in any material respect and the Company shall take all steps necessary to cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by applicable Law, to be disseminated to holders of Shares. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent, Merger Sub and the Offer that may be required or reasonably requested in connection with any action contemplated by this Section 2.03.

(b) The Company shall cause its transfer agent to promptly provide to Parent: (i) a list of the Company’s stockholders, non-objecting beneficial owners, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date; and (ii) such additional information (including updated lists of stockholders, non-objecting beneficial owners, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer or the Merger.

Section 2.04 Resignation of Directors.

(a) Not later than three (3) Business Days prior to the Acceptance Time, each incumbent director of the Company Board shall deliver to Parent and Merger Sub his or her written irrevocable resignation from the Company Board, which resignation shall be automatically effective as of the Effective Time or sooner as contemplated by this Section 2.04. Subject to applicable Law, the Company shall, upon request of Parent at any time after the Acceptance Time, promptly take all actions necessary to effect the appointment of Parent’s designees as directors of the Company Board, including requesting the incumbent directors of the Company resign effective at such time and appointing Parent’s designees as such directors’ successors, so that at least a majority of the directors of the Company Board are Parent designees; provided, however, Parent’s designees to the Company Board shall be split among the classes of the Company Board so that the classes are as even as possible. The Company shall take any action required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (subject to the Company’s receipt of the information with respect to Parent and its nominees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder).

(b) In the event that Parent’s designees are elected or appointed to the Company Board pursuant to this Section 2.04 then, until the Effective Time, the Company shall use reasonable best efforts to cause the Company Board to maintain at least three (3) directors who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”); provided, however, if the number of Independent Directors is reduced below three (3) for any reason, the remaining Independent Director(s) shall be entitled to nominate an individual or individuals to fill such vacancy who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three (3) individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act, and such individuals shall be deemed to be Independent Directors for purposes of this Agreement. The Company and the Company Board shall promptly take all action as may be necessary to comply with their obligations under this Section 2.04. Notwithstanding anything in this Agreement to the contrary, from and after the time, if any, that Parent’s designees pursuant to this Section 2.04 constitute a majority of the Company Board and prior to the Effective Time, subject to the terms hereof, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or waiver of any of the Company’s rights hereunder, will require the concurrence of a majority of the Independent Directors (or in the case where there are two or fewer Independent Directors, the concurrence of one Independent Director), but only if such amendment, termination, extension or waiver would reasonably be expected to have an adverse effect on any holders of Shares other than Parent or Merger Sub.

(c) The provisions of this Section 2.04 are in addition to, and shall not limit, any right that Merger Sub, Parent or any Affiliate of Parent may have (with respect to the election of directors or otherwise) under applicable Law as a stockholder of the Company.

Section 2.05 Top-Up Option.

(a) The Company hereby grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 2.05, to purchase from the Company the number of newly-issued, fully-paid and non-assessable Shares (the “Top-Up Shares”) equal to the lesser of: (i) the number of Shares that, when added to the number of Shares owned by Parent or Merger Sub immediately prior to the exercise of the Top-Up Option, constitutes at least one (1) Share more than 90% of the Adjusted Outstanding Share Number immediately after the issuance of the Top-Up Shares; or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) immediately prior to the exercise of the Top-Up Option.

(b) The Top-Up Option shall be exercised by Parent or Merger Sub, in whole, at or as soon as practicable after the Acceptance Time, if: (i) the number of Shares owned by Parent or Merger Sub immediately following the Acceptance Time does not constitute at least one (1) share more than 90% of the Adjusted Outstanding Share Number; and (ii) the exercise of the Top-Up Option in accordance with this Section 2.05 would not violate any applicable Law. The aggregate purchase price payable for the Top-Up Shares shall be determined by multiplying the number of Top-Up Shares by the Cash Consideration. The purchase price for the Top-Up Shares may be paid by Parent or Merger Sub, at its option either: (1) in cash, by wire transfer of immediately available funds; or (2) by: (x) paying in cash, by wire transfer of immediately available funds, an amount equal to the aggregate par value of the Top-Up Shares; and (y) executing and delivering to the Company a full recourse promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Shares minus the amount paid in cash pursuant to the preceding clause (x) (the “Promissory Note”). The Promissory Note: (I) shall be due on the first anniversary of the date of execution and delivery thereof; (II) shall bear simple interest at the rate per annum equal to the “prime rate” (as reported by Bloomberg L.P. on the date of execution and delivery of the Promissory Note), payable in arrears at maturity; (III) shall be full recourse against Parent or Merger Sub, as applicable; (IV) may be prepaid, in whole or in part, at any time without premium or penalty; and (V) shall have no other material terms.

(c) In the event Parent or Merger Sub exercises the Top-Up Option, Parent or Merger Sub shall deliver to the Company a notice setting forth: (i) the number of Top-Up Shares it intends to purchase pursuant to the Top-Up Option; (ii) the manner in which Parent or Merger Sub intends to pay the applicable exercise price; and (iii) the place and time at which the closing of the purchase of the Top-Up Shares is to take place. The Company shall, as soon as practicable following receipt of such notice, notify Merger Sub of the number of Shares then outstanding and the Adjusted Outstanding Share Number. At the closing of the purchase of the Top-Up Shares, Parent or Merger Sub shall cause to be delivered to the Company the purchase price for the Top-Up Shares, and the Company shall cause to be issued to Parent or Merger Sub, as applicable, Top-Up Shares in certificated or book-entry form. Parent and Merger Sub acknowledge that any Top-Up Shares issued upon exercise of the Top-Up Option will not be registered under the Securities Act and that all such Top-Up Shares will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Merger Sub hereby represents and warrants to the Company that it is, and will be, upon the purchase of any Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act, and that the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof.

(d) The Parties agree that any dilutive impact on the value of the Shares as a result of the existence or exercise of the Top-Up Option or the issuance of the Top-Up Shares, and any effect of the Promissory Note, will not be taken into account in any determination of the fair value of any Appraisal Shares pursuant to Section 262 of the DGCL as contemplated by Section 3.07.

(e) Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement may be exercised only once and may not be assigned. Any attempted assignment in violation of this Section 2.05(e) shall be null and void.

Section 2.06 Short-Form Merger. If, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent, Merger Sub and Parent’s other Subsidiaries collectively represent at least one (1) share more than 90% of the Adjusted Outstanding Share Number after the issuance of the Top-Up Shares, Parent shall cause Merger Sub to, and Parent and Parent’s other Subsidiaries shall, transfer any such Shares they own to Merger Sub to enable Merger Sub to, and the Company shall execute and deliver such documents and instruments and take such other actions as Parent or Merger Sub may request in order to, cause the Merger to be completed as promptly as reasonably practicable in accordance with Section 253 of the DGCL and otherwise as provided in ARTICLE 3.

ARTICLE 3

THE MERGER

Section 3.01 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064 as soon as practicable following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in ARTICLE 9 (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions); provided, however, the Closing may occur on such other date or at such other time and place as agreed to in writing by Parent and the Company; provided, further, that documents may be delivered and exchanged at the Closing by facsimile, PDF or other electronic means.

Section 3.02 The Merger.

(a) Subject to Section 3.03, as promptly as practicable after the consummation of the Offer, the Parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of ownership and merger or the certificate of merger, as the case may be (in either case, the “Certificate of Merger”) satisfying the applicable requirements of, and executed in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time (to the extent permitted by the DGCL) as agreed by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”). As a result of the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue its existence as a wholly owned indirect subsidiary of Parent under the Law of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

(b) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

(c) At the Effective Time, (i) by virtue of the Merger, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in Exhibit A, and (ii) the Parties shall cause the bylaws of Merger Sub in effect immediately prior to the Effective Time to be the bylaws of the Surviving Corporation, except that the name of the corporation set forth therein shall be changed to the name of the Company, in each case, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws.

(d) From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 3.03 Merger Without Meeting of Stockholders. Unless prohibited by applicable Law, the Parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of Shares (or of any other class of equity securities of the Company) in accordance with Section 253 of the DGCL. If the approval of this Agreement by the Company’s stockholders is required by applicable Law in order to consummate the Merger, the Company shall, following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 under the Exchange Act, take all action necessary or advisable under applicable Law to call, give notice of and hold a meeting of the holders of Shares to vote on the approval of this Agreement (the “Company Stockholders Meeting”). The Company shall ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with all applicable Law, and shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval.

Section 3.04 Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or their respective stockholders or shareholders, as applicable:

(a) all Shares that are owned, directly or indirectly, by Parent and its Subsidiaries (including Merger Sub) or the Company (including Shares held as treasury stock or otherwise) and its wholly owned Subsidiaries, in each case immediately prior to the Effective Time, shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(b) each Share issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled in accordance with Section 3.04(a), and (ii) Appraisal Shares subject to the provisions of Section 3.07) shall be cancelled and converted into the right to receive either (i) the Cash Consideration or (ii) the Share Consideration pursuant to Section 2.01(h) as if such Share were a No Election Share (the Cash Consideration and/or the Share Consideration paid per Share pursuant to the Merger, together with any cash in lieu of a fractional Parent Common Share as specified in Section 3.06, the “Merger Consideration”) less any withholding in accordance with Section 3.08(j);

(c) each holder of a Share cancelled and converted into the right to receive the Merger Consideration pursuant to Section 3.04(b) (i) represented by a certificate (a “Certificate”) or (ii) held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (A) the amount of Merger Consideration due to such holder pursuant to this Section 3.04 and (B) the right to receive any other amounts expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 3.08; and

(d) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 3.05 Certain Adjustments. Without limiting the provisions of this Agreement and without duplication of any adjustment made pursuant to Section 2.01(k), if, from the date of this Agreement until the Effective Time, the outstanding Parent Common Shares or Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration and any items on which the calculation of the Merger Consideration depends, as the case may be, shall be correspondingly adjusted as appropriate to provide the holders of Shares (including the holders of Company Stock Options exercisable for Shares) the same economic effect as contemplated by this Agreement prior to such event.

Section 3.06 Fractional Shares. In lieu of any fractional Parent Common Share that otherwise would be issuable pursuant to the Merger, each holder of Shares who otherwise would be entitled to receive a fraction of a Parent Common Share pursuant to the Merger will be paid an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional Parent Common Shares deemed issued pursuant to the Merger. No fractional Parent Common Shares shall be issued by virtue of the Merger, no dividends or other distributions with respect to Parent Common Shares shall be payable on or with respect to any such fractional share interest, and such fractional share interest will not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. As soon as practicable following the completion of the Merger, the Exchange Agent shall determine the excess of (i) the number of Parent Common Shares issuable to the former holders of Shares pursuant to the Merger (including fractional shares), over (ii) the number of Parent Common Shares to be distributed to such former holders (excluding fractional shares) (such excess, the “Excess Merger Parent Shares”). Parent shall instruct the Exchange Agent, as agent and trustee for the former holders of Shares, to sell as promptly as reasonably practicable the Excess Merger Parent Shares. The sales of the Excess Merger Parent Shares by the Exchange Agent shall be executed on the NASDAQ through one or more member firms of the NASDAQ and shall be executed in round lots to the extent practicable. Until the proceeds of such sales have been distributed to the former holders of Shares to whom fractional Parent Common Shares otherwise would have been issued in the Merger, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Shares in respect of any fractional Parent Common Shares, the Exchange Agent shall distribute such amounts to such former holders.

Section 3.07 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Shares and who has not effectively withdrawn or lost such Person’s right to appraisal of such Shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 3.04, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares to the extent permitted by and in accordance with Section 262; provided, however, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 3.04. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or waive any failure to timely deliver in writing in accordance with the DGCL, any such demands, or agree to do any of the foregoing.

Section 3.08 Exchange of Shares.

(a) At or prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent, which (at Parent’s option) may be the transfer agent for Shares or Parent Common Shares, or such other Person reasonably acceptable to the Company (the “Exchange Agent”), and shall deposit with the Exchange Agent for the benefit of the holders of Shares, for exchange in accordance with this ARTICLE 3, through the Exchange Agent, subject to Section 3.08(b)(ii), book-entry shares representing the full number of whole Parent Common Shares issuable pursuant to Section 3.04 in exchange for outstanding Shares. At or prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent cash in an aggregate amount necessary to pay the cash portion of the aggregate Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such Parent Common Shares pursuant to Section 3.08(c) which had not theretofore been surrendered for exchange or been exchanged pursuant to Section 3.08(b)(ii) (such Parent Common Shares and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments in connection with the aggregate Merger Consideration contemplated by Section 3.04 (including as a result of any losses resulting from the investments contemplated in Section 3.08(i)), Parent shall promptly deposit, or cause to be deposited, additional funds or Parent Common Shares, as applicable, with the Exchange Agent in an amount that is equal to the deficiency. The Exchange Agent shall deliver the aggregate Merger Consideration to be issued pursuant to Section 3.04 out of the Exchange Fund (subject to Section 3.06). Except as provided in Section 3.08(i) and Section 3.10(a), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, to each holder of record of a Certificate whose Shares were converted into the Merger Consideration pursuant to Section 3.04, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, the Merger Consideration which such holder has the right to receive pursuant to this ARTICLE 3 and any dividends or other distributions payable pursuant to Section 3.08(c)(i), and the Certificate so surrendered shall forthwith be cancelled; provided, that any amount of Parent Common Shares so paid and delivered as part of such Merger Consideration shall be in book-entry form. In the event of a transfer of ownership of a Share that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this ARTICLE 3. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares whose Shares were converted into the Merger Consideration pursuant to Section 3.04 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, the Merger Consideration which such holder has the right to receive pursuant to this ARTICLE 3 and any dividends or other distributions payable pursuant to Section 3.08(c)(i), and the Book-Entry Shares of such holder shall forthwith be cancelled; provided, that any amount of Parent Common Shares so paid and delivered as part of such Merger Consideration shall be in book-entry form. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Shares, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.06, until the surrender of such Certificate in accordance with this ARTICLE 3. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Parent Common Shares issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Common Shares by the Exchange Agent pursuant to Section 3.08(b)(i), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Shares by the Exchange Agent pursuant to Section 3.08(b)(i), and a payment date subsequent to such delivery of such Parent Common Shares by the Exchange Agent pursuant to Section 3.08(b)(i), payable with respect to such Parent Common Shares.

(ii) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of the Parent Common Shares issued in exchange for Book-Entry Shares in accordance with this ARTICLE 3, without interest, (A) at the time of delivery of such Parent Common Shares by the Exchange Agent pursuant to Section 3.08(b)(ii), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 3.08(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 3.08(b)(ii), payable with respect to such Parent Common Shares.

(d) The Merger Consideration issued and paid in accordance with the terms of this ARTICLE 3 upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 3.08(c)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE 3.

(e) Any portion of the Exchange Fund that remains undistributed to the former holders of Shares for six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Shares who has not theretofore complied with this ARTICLE 3 shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Shares as contemplated by Section 3.08(c).

(f) Any portion of the aggregate Merger Consideration deposited with the Exchange Agent pursuant to this Section 3.08 to pay for Shares for which appraisal rights shall have been perfected pursuant to Section 262 of the DGCL shall be returned to the Surviving Corporation upon the Surviving Corporation’s demand.

(g) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Parent Common Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Shares immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 3.08(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this ARTICLE 3.

(i) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, no such investment income or gain or loss thereon shall affect the amounts payable to holders of Shares. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Shares; provided, however, any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Shares pursuant to this ARTICLE 3.

(j) Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. tax Law. Any amount deducted or withheld pursuant to this Section 3.08(j) and paid over to the relevant taxing authority shall be treated as having been paid to the holder of Shares in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law.

Section 3.09 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 3.10 Company Stock Options.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each compensatory option to purchase a share of Company Stock (a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, to the extent vested (such vested Company Stock Option or vested portion thereof, a “Vested Company Stock Option”) and for which the Cash Consideration exceeds the exercise price per share of Company Stock underlying such Vested Company Stock Option, shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Vested Company Stock Option as soon as practicable following the Effective Time, but in no event later than five (5) Business Days thereafter, by a payroll payment an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Cash Consideration over the exercise price per share of Company Stock underlying such Vested Company Stock Option and (ii) the number of shares of Company Stock underlying such Vested Company Stock Option; provided, that Parent may, in its sole discretion, cause the Exchange Agent, on behalf of the Surviving Corporation, to make the payments described in this Section 3.10(a) rather than the Surviving Corporation. Each Vested Company Stock Option for which the Cash Consideration is less than or equal to the exercise price per share of Company Stock underlying such Vested Company Stock Option shall be converted into an Adjusted Option in the same manner as, and using the same formulas applicable to, Unvested Company Stock Options as set forth in Section 3.10(b) below.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Stock Option that is outstanding immediately prior to the Effective Time, to the extent unvested (each unvested Company Stock Option or unvested portion thereof, an “Unvested Company Stock Option”) shall be converted into an option (each, an “Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Unvested Company Stock Option immediately prior to the Effective Time, the number of Parent Common Shares equal to the product of (i) the number of shares of Company Stock underlying such Unvested Company Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares. The exercise price per Parent Common Share subject to any such Adjusted Option will be an amount equal to the quotient of (A) the exercise price per share of Company Stock underlying such Unvested Company Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, with any fractional cents rounded up to the next whole cent. The exercise price per Parent Common Share underlying any such Adjusted Option and the number of Parent Common Shares underlying any such Adjusted Option will be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

(c) Except as otherwise provided in this Agreement, following the Effective Time, no holder of a Company Stock Option or any participant in a Company Plan or other employee benefit arrangement of the Company or any of its Subsidiaries or under any employment agreement, shall have any right hereunder to acquire any capital stock or other equity interests (including any “phantom” stock or stock appreciation rights) in the Surviving Corporation or its Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Letter (subject to the first sentence of Section 1.02(d)) or (b) as disclosed in the Company SEC Documents filed or furnished with the SEC at least one (1) Business Day prior to the date hereof (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC after one (1) Business Day prior to the date hereof; (ii) excluding any disclosures contained under the heading “Risk Factors” that are not historical facts and any disclosure of risks included in any general “forward-looking statements” disclaimer or other statements that are not historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature; and (iii) not in respect of Section 4.10(b)), but only to the extent (A) such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties would be reasonably apparent to an individual who has read that disclosure and such representations and warranties, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Law of the State of Delaware. The Company has all corporate power and authority to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, (i) to have a Company Material Adverse Effect or (ii) to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement. The Company is not in violation of, in conflict with, or in default under, its certificate of incorporation or bylaws.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate power and authority and, except (if required by applicable Law) for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding Shares (the “Company Stockholder Approval”), if required by applicable Law, is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Transactions. This Agreement, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or any other similar Law affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) At a meeting duly called and held the Company Board, has by the unanimous vote of all directors of the Company: (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company’s stockholders; (ii) approved and adopted this Agreement and approved the Transactions in accordance with the requirements of the DGCL; (iii) declared the advisability of this Agreement; (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and, to the extent required to consummate the Merger, approve and adopt this Agreement (the unanimous recommendation of the Company Board that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve this Agreement being referred to as the “Company Board Recommendation”); (v) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or similar restriction set forth in any state takeover Law or other Law (each, an “Anti-Takeover Law”) that might otherwise apply to the Stockholder Agreements, the Offer, the Merger or any of the other Transactions; and (vi) directed that the approval of this Agreement be submitted to the stockholders of the Company, as promptly as practicable after the Acceptance Time, if required to consummate the Merger under the DGCL. As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger, (b) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Law, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Law, (d) compliance with any applicable requirements of the NYSE, and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Company Material Adverse Effect, or (y) have an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

Section 4.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions by the Company do not and will not (a) assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (c) assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any governmental license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of clauses (b), (c) and (d), which have not had, and would not reasonably be expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 4.05 Capitalization.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Stock and 20,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on February 26, 2015, there were (i) 28,975,992 Shares outstanding; (ii) no shares of preferred stock of the Company outstanding, and (iii) 3,737,400 Company Stock Options outstanding, each of which is exercisable to purchase one share of Company Stock, 2,113,384 of which are Vested Company Stock Options and 1,624,016 of which are Unvested Company Stock Options. The Company does not have outstanding any bonds, debentures, notes or other obligations that give the holders thereof the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter.

(b) Section 4.05(b) of the Company Disclosure Letter contains a correct and complete list by person as of the close of business on February 26, 2015 of Company Stock Options, including the number of Company Stock Options, the grant date, the exercise price, the vesting date, schedule or condition(s) and the maximum number of Shares that may be issued with respect to each Company Stock Option. Except (x) as set forth in Section 4.05(a) and (y) for any Shares issued upon the exercise of Company Stock Options that were outstanding as of the close of business on February 26, 2015, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv), together with the Shares, Company Stock Options and any other equity interests in the Company, being referred to collectively as the “Company Securities”).

(c) There are no Contracts to which any of the Company or its Subsidiaries is a party to repurchase, redeem or otherwise acquire any of the Company Securities, and neither the Company nor any of its Subsidiaries maintains an employee stock purchase plan other than the Company ESPP. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities.

Section 4.06 Subsidiaries.

(a) Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the Law of its jurisdiction of incorporation or organization. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company, are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests), in each case other than Permitted Liens. Section 4.06(b) of the Company Disclosure Letter contains a complete and accurate list of each Subsidiary of the Company, including: (i) its name and (ii) its jurisdiction of organization. Each Subsidiary of the Company is directly or indirectly wholly owned by the Company. There are no issued, reserved for issuance or outstanding (x) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (y) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (z) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii), together with the capital stock of, other voting securities of, and any other equity interests in each Subsidiary of the Company being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the Company since December 31, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) The Company has heretofore furnished or made available to Parent complete and correct copies of all comment letters from the SEC since December 31, 2013 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, to the extent that such comment letters and written responses are not publicly available on EDGAR. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents are under SEC review as of the date of this Agreement.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure of such information in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The management of the Company has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2014, and such assessment concluded that such controls were effective as of such date.

(g) The Company has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) (“internal controls”). Such internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s consolidated financial reporting and the preparation of Company consolidated financial statements for external purposes in accordance with GAAP and applicable Law. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. As of December 31, 2014, there were no significant deficiencies or material weaknesses in the Company’s internal controls and, as of the date of this Agreement, nothing has come to the attention of the Company that has caused the Company to believe that there are any material weaknesses or significant deficiencies in such internal controls. To the Knowledge of the Company, since December 31, 2014, no complaints from any source regarding accounting, internal controls or auditing matters have been received by the Company and the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law.

(h) Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(i) The Company is in compliance, and has complied since December 31, 2013, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(j) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects.

(k) Since the Company Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been disclosed in the Company SEC Documents publicly filed or furnished with the SEC following the Company Balance Sheet Date.

Section 4.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (a) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act).

Section 4.09 Disclosure Documents. None of the documents required to be filed by the Company with the SEC after the date hereof in connection with the Transactions will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, and subject to the last sentence of this Section 4.09, none of the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, are filed with the SEC, at any time they are amended or supplemented, or at the time they are first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 which were not supplied by or on behalf of the Company.

Section 4.10 Absence of Certain Changes.

(a) From the Company Balance Sheet Date through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects (except for actions taken in preparation for or connection with this Agreement) and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

(b) Since the Company Balance Sheet Date, there has not been a Company Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date;

(c) liabilities or obligations arising out of, in connection with this Agreement or the Transactions;

(d) liabilities or obligations that have been discharged or paid in full prior to the date of this Agreement; and

(e) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Compliance with Law and Court Orders; Governmental Authorizations.

(a) The Company and each of its Subsidiaries is and since December 31, 2011 has been in compliance with all applicable Law and Orders in all material respects, and to the Knowledge of the Company, is not under investigation by a Governmental Authority with respect to any Law or Order. There is no Order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and each of its Subsidiaries has all material Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. The Company and each of its Subsidiaries is and since December 31, 2011, has been in material compliance with the terms of all material Governmental Authorizations necessary for the ownership and operation of its businesses and since December 31, 2011, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

Section 4.13 Litigation. There is no Proceeding or, to the Knowledge of the Company, investigation, pending against, or, to the Knowledge of the Company, threatened by or against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries (in their capacities as such or related to their activities with the Company or any Subsidiary) or any other Person for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings or investigations, that would be before) or by any Governmental Authority nor is the Company or any of its Subsidiaries subject to any Order of, settlement agreement or other similar written agreement by any Governmental Authority under which the Company or any such Subsidiary has any outstanding legal obligations.

Section 4.14 Properties.

(a) Neither the Company nor any of its Subsidiaries own any real property or is a party to any Contract (including any option agreement) to purchase any interest in real property.

(b) Section 4.14(b) of the Company Disclosure Letter sets forth as of the date of this Agreement, the address of each parcel of real property subject to a lease, sublease, license or occupancy agreement to which the Company or any of its Subsidiaries is a party as lessee, sublessee, licensee or occupant (the “Leased Real Property”), the identity of the lessor, lessee and current occupant (if different from the lessee) and a list, as of the date of this Agreement, of all such leases, subleases, licenses and other occupancy agreements, including all amendments and supplements thereto and guaranties thereof (the “Real Property Leases”). The Company has made available to Parent complete, correct and accurate copies of each Real Property Lease. Except as set forth in Section 4.14(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any of the Leased Real Property or portion thereof. The Leased Real Property constitutes all of the real property used or occupied by the Company and its Subsidiaries in the conduct of their respective businesses.

(c) The Company or one of its Subsidiaries owns good and valid leasehold title to the Leased Real Property and all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, in each case, free and clear of all Liens, except (i) for Permitted Liens, (ii) for the property and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) in respects that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Real Property Lease is valid, binding and in full force and effect. Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Real Property Lease, has materially violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has materially breached, violated or defaulted under any Real Property Lease.

(e) There are no pending or, to the Knowledge of the Company, threatened, (i) appropriation, condemnation or eminent domain Proceedings related to the Leased Real Property or any part thereof or (ii) sale or other disposition of the Leased Real Property or any part thereof in lieu of condemnation.

Section 4.15 Intellectual Property.

(a) The Company and its Subsidiaries own or have a valid and enforceable license to use all Intellectual Property necessary to, or material and used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted, including all Owned Intellectual Property and all Licensed Intellectual Property (the “Company Intellectual Property”). The Company and its Subsidiaries own and possess all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens, except as set forth in Section 4.15(a) of the Company Disclosure Letter. Section 4.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all Owned Intellectual Property that is registered, issued or the subject of a pending application, and (ii) all material unregistered Owned Intellectual Property. All of the registrations, issuances and applications set forth on Section 4.15(a) of the Company Disclosure Letter are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made.

(b) The conduct of the business of the Company and its Subsidiaries does not infringe or otherwise violate any Intellectual Property or other proprietary rights of any other Person, except as was not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries. Since January 1, 2010, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property of any Person except as was not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries. There is no Proceeding or, to the Knowledge of the Company, investigation, pending against or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property or Licensed Intellectual Property, (B) alleging that any Company Intellectual Property is invalid or unenforceable, or (C) alleging that the use of any of the Company Intellectual Property or that the conduct of the business of the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property right of any Person, except for matters that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries.

(c) Since January 1, 2010, none of the Owned Intellectual Property have been adjudged invalid or unenforceable in whole or part. To the Knowledge of the Company, all issued or registered Owned Intellectual Property are valid and enforceable in all respects. Since January 1, 2010, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries.

(d) The IT Assets, taken as a whole, operate and perform in conformance with their documentation and in a manner that permits the Company and each of its Subsidiaries to conduct its business in all material respects as currently conducted. Since January 1, 2010, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, (i) the Company and its Subsidiaries have taken commercially reasonable actions, necessary and sufficient to protect the confidentiality (as applicable), integrity and security of material IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (ii) to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets (or the information and transactions stored or contained therein or transmitted thereby). The IT Assets and Owned Intellectual Property do not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software.

(e) The Company and its Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection and use of Personal Data, a true, correct and complete copy of which has been provided to Buyer prior to the date hereof. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, the Company and each of its Subsidiaries is in compliance with all applicable Law regarding the collection, use and protection of Personal Data and with the Company’s and its Subsidiaries’ Privacy Policy. Since January 1, 2010, the Company and its Subsidiaries have taken all steps reasonably necessary and appropriate (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the Personal Data is protected against loss and against unauthorized access, use, modification, disclosure or other misuse, and, to the Company’s Knowledge, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Data maintained by the Company or any of its Subsidiaries. The consummation of the Transactions do not violate the Privacy Policy as it currently exists or as it existed at any time during which any Personal Data was collected or obtained by the Company or any of its Subsidiaries and, upon Closing, Parent and/or its applicable Subsidiaries will own all such Personal Data and continue to have the right to use such Personal Data on identical terms and conditions as the Company or its Subsidiaries enjoyed immediately prior to the Closing. No Action is pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries relating to the collection or use of Personal Data.

(f) Section 4.15(f) of the Company Disclosure Letter (i) sets forth all software that is Owned Intellectual Property that contains or is used in connection with any “open source” code, shareware or other software that is made generally available to the public without requiring payment of fees or royalties or that does or may require disclosure or licensing of any such software or any other Company Intellectual Property, (ii) lists the name and underlying license agreement for each such software (and if no such agreement exists, the material terms of such license), and (iii) accurately describes the manner in which such software is internally used, or distributed, by the Company and its Subsidiaries. Notwithstanding the contents of Section 4.15(f) of the Company Disclosure Letter, no rights under the Owned Intellectual Property are obligated to be (x) waived against, or (y) licensed or provided to any Person as a result of the use of “open source” code in the Owned Intellectual Property or as a result of the execution of this Agreement or the consummation of the Transactions.

(g) Each present or past employee, officer, consultant or any other Person who developed any Owned Intellectual Property (including any software) has executed a valid and enforceable Contract with the Company or any of its Subsidiaries substantially in the form provided and made available to Parent prior to the date hereof that conveys to the Company or one or more of its Subsidiaries any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment or engagement by the Company or one or more of its Subsidiaries.

(h) The Company and its Subsidiaries are not a party to any Contracts that, as a result of the Transactions, would require Parent or its Subsidiaries to assign, license, grant a non-assert or make available to any other Person any Company Intellectual Property or, except as set forth in Section 4.15(h) of the Company Disclosure Letter, restrict the use or license by Parent or any of its Subsidiaries of any such Intellectual Property, in each case in a manner that would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(i) The Company Intellectual Property and IT Assets are sufficient for Parent to carry on the business of the Company and its Subsidiaries from and after the Effective Time in all material respects as presently carried on by the Company, consistent with the past practice of the Company with respect to the business of the Company and its Subsidiaries. Upon the Closing, Parent or its Applicable Subsidiaries will continue to have the right to use all Company Intellectual Property on identical terms and conditions as the Company or such Subsidiaries enjoyed immediately prior to the Closing, except as set forth in Section 4.15(i) of the Company Disclosure Letter.

Section 4.16 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) Each income or franchise Tax Return and each other Tax Return required to be filed with any Governmental Authority by the Company or any of its Subsidiaries has been filed when due (taking into account extensions) and is true and complete;

(ii) the Company and each of its Subsidiaries has timely paid to the appropriate Governmental Authority all Taxes due and payable;

(iii) the Company and each of its Subsidiaries has complied with all applicable Law relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over, except with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on the Company Balance Sheet;

(iv) there is no Proceeding or, to the Company’s Knowledge, investigation, pending or, to the Company’s Knowledge, threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax; and

(v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(b) During the two (2) year period ending on the date of this Agreement, none of the Subsidiaries of the Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) (i) Neither the Company nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) neither the Company nor any of its Subsidiaries has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), and (iii) neither the Company nor any of its Subsidiaries has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as a transferee or successor.

(d) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e) No jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns has made a claim in writing which has not been resolved that the Company or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

Section 4.17 Employees and Employee Benefit Plans.

(a) Section 4.17 of the Company Disclosure Letter contains a correct and complete list identifying each material Company Plan. For purposes of this Agreement, (i) “Company Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment agreement, severance agreement or plan, and each other plan, program, fund, or agreement, whether written or unwritten, providing for compensation, bonuses, profit-sharing, equity compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), vacation, health or medical benefits, disability or sick leave payments, change of control payments, or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, officer, director, or other service provider of the Company or any of its Affiliates, or with respect to which the Company or any of its Affiliates has any liability, other than a Multiemployer Plan; (ii) “Non-U.S. Company Plan” means each Company Plan that primarily covers current or former employees, officers, directors or other service providers of the Company or any of its Affiliates based outside of the United States and/or which is governed by the Law of any jurisdiction outside of the United States (other than any plan or program maintained by a Governmental Authority to which the Company or any of its Affiliates is required to contribute pursuant to applicable Law); and (iii) “U.S. Company Plan” means each Company Plan that is not a Non-U.S. Company Plan. The Company has made available to Parent with respect to each material U.S. Company Plan: (A) copies of all material documents embodying and relating to each such U.S. Company Plan, including the plan document, all amendments thereto and all related trust documents, (B) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990), if any, required under ERISA or the Code in connection therewith or its related trust, (C) the most recent actuarial report (if applicable), (D) the most recent summary plan description, if any, required under ERISA, and (E) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such U.S. Company Plan intended to be qualified under Section 401(a) of the Code.

(b) Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the past six (6) years maintained, contributed to, or sponsored, a (i) single employer plan or other pension plan that is subject to Title IV of ERISA or the funding requirements of Section 302 of ERISA or Section 412 of the Code or (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code.

(c) Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the past six (6) years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) With respect to each of the U.S. Company Plans, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each U.S. Company Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code and to the Company’s Knowledge no event has occurred that has caused or could reasonably be expected to cause the loss of such qualification, (ii) all payments required to be paid by the Company or any of its Subsidiaries pursuant to the terms of a U.S. Company Plan, any Collective Bargaining Agreement, or by applicable Law (including, without limitation, all contributions and insurance premiums) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of such U.S. Company Plan, Collective Bargaining Agreement or applicable Law, (iii) no proceeding has been threatened, instituted or, to the Knowledge of the Company, is anticipated against any of the U.S. Company Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, any ERISA Affiliate, or any of the assets of any trust of any of the U.S. Company Plans, (iv) each U.S. Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including, without limitation, ERISA and the Code, (v) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the U.S. Company Plans, (vi) no U.S. Company Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the Internal Revenue Service, U.S. Department of Labor, Pension Benefit Guaranty Corporation, or any other Governmental Authority, and (vii) no U.S. Company Plan provides any employer premium subsidies with respect to post-retirement health and welfare benefits for any current or former employee of the Company or its Subsidiaries. Except as set forth on the Company Balance Sheet, none of the Company or its Subsidiaries or any ERISA Affiliate has any material current or projected liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of any of the Company or its Subsidiaries or any ERISA Affiliate, except as required to avoid excise tax under Section 4980B of the Code or except for the continuation of coverage through the end of the calendar month in which termination from employment occurs.

(e) The consummation of the Transactions will not (either alone or together with any other event) (i) entitle any employee, officer, director, or other independent contractor of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries to severance pay under a material Company Plan (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any material Company Plan, (iii) increase the amount payable or trigger any other financial obligation pursuant to any material Company Plan, or (iv) except as set forth in Section 4.17(e) of the Company Disclosure Letter, result in any material amounts payable to any “disqualified individual” failing to be deductible for federal income tax purposes by virtue of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code. Except as set forth in Section 4.17(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual under Section 409A or 4999 of the Code.

(f) The Company has made available to Parent copies of all material documents embodying and relating to each material Non-U.S. Company Plan, including, but not limited to, the Non-U.S. Company Plan document, all amendments thereto and all related trust documents, the most recent summary plan description, the most recent actuarial valuation report, and the most recent Tax Return filing, in each case, to the extent applicable. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-U.S. Company Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Law.

(g) Each U.S. Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has been in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Section 4.17(h) of the Company Disclosure Letter contains a true and complete list identifying each Collective Bargaining Agreement.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement and there are no grievances or arbitrations outstanding thereunder; (ii) there are no labor organizational campaigns, corporate campaigns, petitions, demands for recognition or, to the Knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (iii) there are no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority that would reasonably be expected to affect the employees of the Company and its Subsidiaries; (iv) there are no current or, to the Knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred within the two (2) years preceding the date of this Agreement; (v) the execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any Collective Bargaining Agreement; (vi) the execution of this Agreement will not result in any breach or other violation of any notice, information or consultation obligations under applicable labor Law; (vii) the Company and its Subsidiaries are in compliance in all respects with

(x) the Worker Adjustment and Retraining Notification Act of 1988, or any similar applicable Law relating to plant closings and layoffs and (y) applicable Law respecting labor, employment, immigration, fair employment practices (including equal employment opportunity Law), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

Section 4.18 Environmental Matters.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or, to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and, since December 31, 2011, have been in compliance with all Environmental Law and all Environmental Permits.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Substance, which would be reasonably likely to form the basis of any Environmental Claim against the Company, any of its Subsidiaries, or to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the Transactions requires no filings to be made or actions to be taken pursuant to any Environmental Law that is triggered by a corporate acquisition, divestiture, reorganization, merger, change in ownership, control or operation, or any other type of transaction of similar nature.

Section 4.19 Material Contracts. (a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement:

(i) (A) contains any exclusivity or similar provision that is binding on the Company or any of its Subsidiaries or (B) otherwise limits or restricts the Company or any of its Subsidiaries from (1) engaging or competing in any line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region or (3) obtaining products or services from any Person, in each case of clause (A) and clauses (1), (2) and (3) of clause (B), that is material to the Company and its Subsidiaries, taken as a whole;

(ii) includes (A) any “most favored nation” terms and conditions (including with respect to pricing) granted by the Company to a Third Party, (B) any arrangement whereby the Company grants any right of first refusal or right of first offer or similar right to a Third Party, (C) an arrangement whereby the Company or one of its Subsidiaries is obligated to lease real property that would be material to the Company and its Subsidiaries, or (D) any arrangement between the Company and a Third Party that limits or purports to limit in any respect the ability of the Company or its Subsidiaries to own, operate, sell, license, transfer, pledge or otherwise dispose of any assets or business, in each case of clauses (A), (B), (C) and (D) that is material to the Company and its Subsidiaries, taken as a whole;

(iii) is a joint venture, alliance or partnership agreement that either (A) is material to the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $1 million in the aggregate during the 12-month period following the date of this Agreement;

(iv) is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $1 million individually;

(v) is a Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $1 million;

(vi) is a material Contract with respect to any Company Intellectual Property (other than commercially available “off-the-shelf” software or hardware);

(vii) is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase agreement or other similar agreement pursuant to which (A) the Company reasonably expects that it is required to pay total consideration including assumption of debt after the date of this Agreement to be in excess of $1 million, (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $1 million or (C) any other Person has the right to acquire any interests in the Company or any of its Subsidiaries, excluding, in the case of clauses (A) and (B), acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(viii) is a settlement or similar agreement with any Governmental Authority (including any corporate integrity agreement, monitoring agreement or deferred prosecution agreement) or order or consent of a Governmental Authority (including any consent decree or settlement order) to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries;

(ix) any Contract (or series of related Contracts) pursuant to which the Company or any Subsidiary has continuing “earn-out” or similar obligations that could result in payments in excess of $1 million in the aggregate;

(x) any Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $1 million in the aggregate after the date of this Agreement;

(xi) any customer, distributor, reseller, OEM, dealer, manufacturer’s representative, broker, sales agency, advertising agency, finder’s, manufacturing or assembly Contract that is material to the business of the Company and its Subsidiaries, taken as a whole;

(xii) any Contract containing change in control provisions that would reasonably be expected to involve aggregate payments by the Company and its Subsidiaries in excess of (or a loss of revenues with an aggregate value in excess of) $1 million in connection with the consummation of the Transactions;

(xiii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, Affiliate or family member, but not including any Company Plans;

(xiv) any stockholders, investors rights, registration rights or similar agreement or arrangement;

(xv) any Contract pursuant to which the Company or any of its Subsidiaries has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of Parent or any of its Subsidiaries, in each case (x) which payments after the date hereof would reasonably be expected to be more than $1 million in the twelve (12) month period following the date hereof and (y) that cannot be terminated by the Company or such Subsidiary without more than sixty (60) days’ notice without material payment or penalty;

(xvi) any material collective bargaining agreement or other material Contract with any labor union;

(xvii) any Contract (including any option agreement) to purchase or sell any interest in real property; or

(xviii) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K.

Each Contract of the type described in clauses (i) through (xviii) is referred to herein as a “Company Material Contract.”

(b) Except for this Agreement or as set forth in Section 4.19(a) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that is to be performed after the date of this Agreement that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.

(c) Each Company Material Contract that has not terminated or expired pursuant to its express terms is valid and binding and in full force and effect and, to the Company’s Knowledge, enforceable against the other party or parties thereto in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or any other similar Law affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Since December 31, 2013, the Company and/or its Subsidiaries party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, has performed its obligations required to be performed by it in all material respects, as and when required, under each Company Material Contract. Since December 31, 2013, (i) except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and (ii) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent.

Section 4.20 Finders’ Fees, etc.. Except for Morgan Stanley & Co. LLC and except as set forth on Section 4.20 of the Company Disclosure Letter, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions. Set forth on Section 4.20 of the Company Disclosure Letter is a good faith estimate, as of the date of this Agreement, of all financial, legal, accounting or other advisory fees and expenses incurred or payable, or to be incurred or payable, by the Company or its Subsidiaries in connection with this Agreement and the consummation of the Transactions.

Section 4.21 Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the aggregate Offer Price and Merger Consideration to be received by the holders of Shares pursuant to this Agreement is fair to such holders from a financial point of view, and a copy of such opinion will be delivered to Parent promptly following the date of this Agreement (and in any event, within one (1) Business Day) solely for informational purposes.

Section 4.22 Anti-Takeover Law. Subject to the accuracy of the representations in Section 5.15, the Company Board has taken all action necessary to exempt the Transactions from the restrictions applicable to business combinations included in Section 203 of the DGCL and the restrictions applicable to business combinations contained in Section 203(a) of the DGCL are not applicable to the execution, delivery or performance of this Agreement or the Offer or to the consummation of the Transactions. No Anti-Takeover Law is applicable to the Company or the Transactions.

Section 4.23 Customers and Suppliers. Section 4.23 of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest customers and ten (10) largest direct suppliers (in dollar volume) of the business of the Company and its Subsidiaries during the 2014 fiscal year and the revenue attributed to such customers or spent with such suppliers.

Section 4.24 Anti-Corruption; Sanctions; Anti-Money Laundering. In the last five (5) years, the Company and its Subsidiaries have been and are in compliance with all applicable anti-corruption Law, including the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.) (the “FCPA”) and the U.K. Bribery Act 2010, and neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any employee, agent or representative of the Company or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (a) which would violate any applicable anti-corruption Law; or (b) to or for a Public Official with the intention of: (i) improperly influencing any official act or decision of such Public Official; (ii) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (iii) securing any improper advantage. For the purposes of this Agreement, “Public Official” includes any Person holding, representing or acting on behalf of a Person holding a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office. In the last five (5) years, neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any agent, representative or employee of the Company or any of its Subsidiaries has, directly or indirectly, violated any, been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority in any way relating to anti-corruption, sanctions, export control, anti-boycott, customs or anti-money laundering Law or Law related to terrorism financing. The Company has instituted policies and procedures reasonably designed to ensure compliance by the Company, its Subsidiaries, directors, officers, employees, agents and representatives with applicable anti-corruption, sanctions, export control, anti-boycott, customs and anti-money laundering Law and applicable Law related to terrorism financing.

Section 4.25 Insurance. Each of the insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of the Company is in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and all premiums due thereunder have been paid. As of the date of this Agreement, since December 31, 2011, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not constitute a Company Material Adverse Effect; or (b) written notice of refusal of any coverage or rejection of any claim under any such insurance policy that if not paid would constitute a Company Material Adverse Effect. With respect to each Proceeding that has been filed or investigation initiated against the Company or any of its Subsidiaries since December 31, 2011, no insurance carrier has issued a denial of coverage or a reservation of rights with respect to any such Proceeding or investigation, or informed any of the Company nor any of its Subsidiaries of its intent to do so, other than such denial or reservation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.26 Security Clearance; Export Controls. Neither the Company nor any of its Subsidiaries holds a U.S. security clearance or has such a clearance in process. Neither the Company nor any of its Subsidiaries (a) is registered under the ITAR, (b) generates, possesses, or sells any equipment, products, software, systems, or technical data that are controlled under the ITAR, or (c) has any such equipment, software, systems, or technical data in the pipeline or under development. Except as set forth on Section 4.26 of the Company Disclosure Letter, and except for items properly classified under EAR99, neither the Company nor any of its Subsidiaries (i) generates, possesses, or sells any equipment, products, software, systems, or technical data that are controlled under the EAR, or (ii) has any such equipment, software, systems, or technical data in the pipeline or under development.

Section 4.27 No Additional Representations. Except for the representations and warranties expressly made by the Company in this ARTICLE 4, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that neither the Company nor any Representative of the Company makes any representation or warranty with respect to (a) the Company or its Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the Company or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by the Company or any Representative of the Company, including in any “data rooms” or management presentations.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except (a) as set forth in the Parent Disclosure Letter (subject to the first sentence of Section 1.02(e)) or (b) as disclosed in the Parent SEC Documents filed or furnished with the SEC at least one (1) Business Day prior to the date hereof and the Parent 10-K (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC after one (1) Business Day prior to the date hereof; (ii) excluding any disclosures contained under the heading “Risk Factors” that are not historical facts and any disclosure of risks included in any general “forward-looking statements” disclaimer or other statements that are historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature; and (iii) not in respect of Section 5.10(b)), but only to the extent (A) such Parent SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties would be reasonably apparent to an individual who has read that disclosure and such representations and warranties, Parent and Merger Sub represent and warrant to the Company that:

Section 5.01 Corporate Existence and Power. Parent is a corporation duly incorporated and validly existing under the Law of Canada. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Law of the State of Delaware. Each of Parent and Merger Sub has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, (i) to have a Parent Material Adverse Effect or (ii) to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Transactions. Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the organizational documents of Parent and Merger Sub as in effect on the date of this Agreement. Neither Parent nor Merger Sub is in violation of, in conflict with, or in default under, its certificate of incorporation or bylaws.

Section 5.02 Corporate Authorization.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate power and authority of Parent and Merger Sub and, except for the required approval of Merger Sub Parent as the sole stockholder of Merger Sub, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or any other similar Law affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) As of the date of this Agreement, (i) the respective board of directors of each of Parent and Merger Sub have unanimously approved and declared advisable this Agreement and the Transactions as required under applicable Law and (ii) Merger Sub Parent, as the sole stockholder of Merger Sub, has adopted this agreement in accordance with the DGCL.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger, (b) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Law, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Law, (d) compliance with any applicable requirements of the NASDAQ and the TSX and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Parent Material Adverse Effect, or (y) have an effect that would prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not (a) assuming the authorizations, consents and approvals referred to in Section 5.03 are obtained, contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) assuming the authorizations, consents and approvals referred to in Section 5.03 are obtained, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (c) assuming the authorizations, consents and approvals referred to in Section 5.03 are obtained, require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any governmental license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), which have not had, and would not reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.

Section 5.05 Capitalization.

(a) The authorized capital stock of Parent consists of an unlimited number of Parent Common Shares, without par value, and an unlimited number of preferred shares, without par value. As of the close of business on February 26, 2015, there were (i) 100,105,016 Parent Common Shares issued and outstanding; (ii) no preferred shares of Parent issued or outstanding; (iii) 6,646,303 compensatory options to purchase Parent Common Shares (“Parent Stock Options”) issued and outstanding, each of which is or will be exercisable for one (1) Parent Common Share; and (iv) 682,400 restricted stock units (“Parent RSUs”) issued and outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations that give the holders thereof the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) with the shareholders of Parent on any matter.

(b) All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights.

(c) The Parent Common Shares to be issued pursuant to this Agreement in connection with the Offer and the Merger, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights.

(d) Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(e) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.001 par value per share, 100 of which have been validly issued, are fully paid and non-assessable and are owned indirectly by Parent free and clear of any Lien.

Section 5.06 SEC Filings and the Sarbanes-Oxley Act.

(a) Parent has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by Parent since December 31, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) Parent has heretofore furnished or made available to the Company complete and correct copies of all comment letters from the SEC since December 31, 2013 through the date of this Agreement with respect to any of the Parent SEC Documents, together with all written responses of Parent thereto, to the extent that such comment letters and written responses are not publicly available on EDGAR. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents are under SEC review as of the date of this Agreement.

(f) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure of such information in Parent’s periodic and current reports required under the Exchange Act. The management of Parent has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures as of December 31, 2014, and such assessment concluded that such controls were effective as of such date.

(g) Parent has established and maintains a system of internal controls that has been designed to provide reasonable assurance regarding the reliability of Parent’s consolidated financial reporting and the preparation of Parent’s consolidated financial statements for external purposes in accordance with GAAP and applicable Law. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. As of December 31, 2014, there were no significant deficiencies or material weaknesses in Parent’s internal controls and, as of the date of this Agreement, nothing has come to the attention of Parent that has caused Parent to believe that there are any material weaknesses or significant deficiencies in such internal controls. To the Knowledge of Parent, since December 31, 2014, no complaints from any source regarding accounting, internal controls or auditing matters have been received by Parent and Parent has not received any complaints through Parent’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law.

(h) Neither Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent in violation of Section 402 of the Sarbanes-Oxley Act.

(i) Parent is in compliance, and has complied since December 31, 2013, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ.

(j) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule

13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NASDAQ, and the statements contained in any such certifications are complete and correct in all material respects.

(k) Since the Parent Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which Parent or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been disclosed in the Parent SEC Documents publicly filed or furnished with the SEC following the Parent Balance Sheet Date.

Section 5.07 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) (a) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act).

Section 5.08 Disclosure Documents. None of the documents required to be filed by Parent with the SEC after the date hereof in connection with the Transactions will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, and subject to the last sentence of this Section 5.08, none of the information in the Offer Documents will, at the time the Offer Documents are filed with the SEC, at any time they are amended or supplemented, or at the time they are first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 5.08, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Offer Documents which were not supplied by or on behalf of Parent or Merger Sub.

Section 5.09 Financing.

(a) Assuming the Financing has been received, at or prior to the time at which payment for validly tendered Shares is required to be made hereunder, Parent and Merger Sub shall have available cash resources and/or financing in an aggregate amount sufficient to enable Parent and Merger Sub to consummate the Transactions. Parent has delivered to the Company an accurate and complete copy of a fully executed debt commitment letter (together with all annexes, schedules and exhibits thereto) from the financial institutions party thereto (collectively, the “Lenders”) (such letter, the “Commitment Letter”), pursuant to the terms, but subject to the conditions expressly set forth therein, of which certain of the Lenders have committed to provide Parent and Merger Sub with debt financing in the amounts set forth therein for purposes of partially financing the Transactions (such debt financing, the “Debt Financing”). Parent and Merger Sub acknowledge that their obligations under this Agreement, including their obligations to consummate the Transactions, are not contingent or conditioned in any manner on obtaining any funds or financing.

(b) The Commitment Letter is, and each definitive agreement with respect to the Debt Financing (which definitive agreements are referred to collectively in this Agreement as the “Definitive Financing Agreements”) entered into after the date of this Agreement but prior to the Acceptance Time (if any), will be, in each case, a legal, valid, binding and enforceable obligation of Parent (to the extent party thereto) and Merger Sub (to the extent party thereto) and, to the Knowledge of Parent, the other parties thereto in accordance with their respective terms and subject to: (i) the respective conditions expressly set forth therein; (ii) any Law of general application relating to bankruptcy, insolvency and the relief of debtors; and (iii) rules of Law governing specific performance, injunctive relief and other equitable remedies. As of the date of this Agreement, the Commitment Letter has not been withdrawn, modified, terminated or rescinded in any respect, amended, restated or otherwise modified or waived. There are no conditions precedent or contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in or expressly contemplated by the Commitment Letter and this Agreement, and, assuming the truth and accuracy of the Company’s representations and warranties and compliance by the Company with its covenants and agreements herein, Parent does not have any reason to believe that the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent at or prior to the time at which payment for validly tendered Shares is required to be made hereunder. As of the date hereof, there are no, and there are not contemplated to be any, side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Debt Financing, other than any customary engagement letters, fee letters and non-disclosure agreements that do not impact the conditionality for the Debt Financing to occur or amount of the Debt Financing.

(c) As of the date of this Agreement, no event has occurred which (i) would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Parent under the Commitment Letter or (ii) would, individually or in the aggregate, permit the Lenders to terminate, or to not immediately fund the facilities to be established thereunder upon satisfaction of all conditions thereto. As of the date of this Agreement, neither Parent nor Merger Sub is aware of any material inaccuracies in any of the representations or warranties (if any) of Parent or Merger Sub in the Commitment Letter. To the extent required, Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

Section 5.10 Absence of Certain Changes.

(a) From the Parent Balance Sheet Date through the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects.

(b) Since the Parent Balance Sheet Date, there has not been any effect, change, condition, fact, development, occurrence or event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Parent Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date;

(c) liabilities or obligations arising out of, in connection with this Agreement or the Transactions;

(d) liabilities or obligations that have been discharged or paid in full prior to the date of this Agreement; and

(e) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12 Compliance with Law and Court Orders; Governmental Authorization.

(a) Parent and each of its Subsidiaries is and since December 31, 2011 has been in compliance with all applicable Law and Orders in all material respects, and to the Knowledge of Parent, is not under investigation by a Governmental Authority with respect to any Law or Order. There is no Order of any Governmental Authority outstanding against Parent or any of its Subsidiaries that is material to Parent and its Subsidiaries, taken as a whole.

(b) Parent and each of its Subsidiaries has all material Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Parent and each of its Subsidiaries is and since December 31, 2011, has been in material compliance with the terms of all material Governmental Authorizations necessary for the ownership and operation of its businesses and since December 31, 2011, neither Parent nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

Section 5.13 Litigation. There is no Proceeding or, to the Knowledge of Parent, investigation, pending against, or, to the Knowledge of Parent, threatened by or against Parent, Merger Sub or any of Parent’s other Subsidiaries, nor is Parent or any of its Subsidiaries subject to any Order of, settlement agreement or other similar written agreement by any Governmental Authority that would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.14 No Stockholder Vote Required. No vote of the shareholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the articles of amalgamation or bylaws of Parent or the applicable rules of the NASDAQ or the TSX in order for Parent to issue Parent Common Shares pursuant to the terms of this Agreement or to consummate the Merger or the Offer.

Section 5.15 Ownership of Company Shares; Anti-Takeover Law. None of Parent, Merger Sub nor any of their respective Affiliates “beneficially owns” (as defined in Rule 13d-3 of the Exchange Act) any Shares, nor have any of them during the past three years “owned” any Shares within the meaning of Section 203 of the DGCL.

Section 5.16 No Additional Representations. Except for the representations and warranties expressly made by Parent and Merger Sub in this ARTICLE 5, the Company acknowledges that none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that none of Parent, Merger Sub or any of their Representatives makes any representation or warranty with respect to (a) Parent or its Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Parent or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Parent or any Representative of Parent, including in any “data rooms” or management presentations.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01 Conduct of the Company. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE 10 (the “Pre-Closing Period”), except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent with the foregoing, use reasonable best efforts to (i) preserve intact its business organization, goodwill and reputation, (ii) preserve in all material respects its business relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having business relationships with it and with Governmental Authorities with jurisdiction over the Company’s operations and (iii) keep available its current officers and key employees. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise), in each case, of the Company or any Subsidiary of the Company;

(b) directly or indirectly split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for (i) the declaration, setting aside or payment of any dividends or other distributions by any of its wholly owned Subsidiaries or (ii) acquisitions, or deemed acquisitions, of Shares in connection with (A) the payment of the exercise price of Company Stock Options with Company Stock Options or Shares (including in connection with “net exercises”) and (B) required Tax withholding in connection with the exercise of Company Stock Options, in each case to the extent such Company Stock Options are outstanding on the date of this Agreement and in accordance with their applicable terms on the date of this Agreement;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities or any securities convertible into or exchangeable or exercisable for Company Securities or Company Subsidiary Securities, other than (x) the issuance of any Shares upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with their applicable terms thereof on the date of this Agreement and (y) the issuance, delivery or sale of any shares of Company Subsidiary Securities to the Company or any of its wholly owned Subsidiaries or (ii) amend any term of any Company Security or Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur or commit to any capital expenditures, except for those as may be contemplated by the Company’s fiscal 2015 budget and capital expenditure plan made available to Parent prior to the date of this Agreement (whether or not such capital expenditures are made during the 2015 fiscal year);

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies and materials in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (ii) pursuant to Contracts in effect on the date of this Agreement or (iii) assets, securities, properties, interests or businesses of the Company or any of its wholly owned Subsidiaries;

(f) sell, license, lease or otherwise transfer, exchange, swap dispose of or abandon or create or incur any Lien on, directly or indirectly, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests, leases or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales, leases or transfers that are pursuant to Contracts in effect on the date of this Agreement, which Contracts are set forth on Section 6.01(f) of the Company Disclosure Letter, (iii) Permitted Liens, or (iv) sales, licenses, leases or other transfers to, or Liens in favor of, the Company or any of its wholly owned Subsidiaries in the ordinary course of business and consistent with past practice;

(g) other than in connection with actions permitted by Sections 6.01(d) or (e), make any loans, advances or capital contributions to, or investments in, any other Person, or form or acquire any Subsidiary that is not wholly owned by the Company or any of its wholly owned Subsidiaries, other than loans, advances or capital contributions to, or investments in, the Company or any of its wholly owned Subsidiaries in the ordinary course of business and consistent with past practice;

(h) redeem, repurchase, prepay (other than prepayments of revolving loans in the ordinary course of business), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or guarantees thereof in a manner that increases the aggregate liability (including any contingent liability) of the Company or any Subsidiary thereunder, or issue or sell any debt securities, except for indebtedness or guarantees between or among the Company and any of its wholly owned Subsidiaries in the ordinary course of business and consistent with past practice;

(i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries from engaging or competing in any line of business, in any location or with any Person, or would purport to limit, after the Effective Time, Parent or any of its Subsidiaries in any material respect;

(j) enter into any new line of business outside of the existing business of the Company and its Subsidiaries;

(k) (i) other than (x) in the ordinary course of business (including renewals consistent with the terms thereof) or (y) in a manner not material to the Company and its Subsidiaries, taken as a whole, amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract or Real Property Lease or waive, release or assign any material rights, claims or benefits under any Company Material Contract or Real Property Lease, or (ii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement or enter into any new Real Property Lease;

(l) (i) recognize any new labor organization, union, employee association, trade union, works council or other similar employee representative, or (ii) negotiate, enter into, amend, modify or terminate any Collective Bargaining Agreement;

(m) grant any equity or equity-based awards (including Company Stock Options or restricted shares of Company Stock);

(n) except (x) as required pursuant to a Company Plan or a Contract in effect prior to the date of this Agreement, (y) as otherwise required by applicable Law, or (z) as otherwise contemplated by this Agreement or as set forth on the Company Disclosure Letter, (i) grant or provide any severance or termination payments or benefits to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries, (iii) increase the compensation payable to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries, other than (A) increases in base salaries or hourly base wage rates, as applicable, to employees in the ordinary course of business consistent with past practice and (B) awards of bonuses in the ordinary course of business consistent with past practice, (iv) establish, adopt, terminate or amend any material Company Plan or any plan, program, arrangement, policy or agreement that would be a material Company Plan if it were in existence on the date of this Agreement, (v) hire any employee of the Company or any of its Subsidiaries or engage any other individual to provide services to the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice; (vi) terminate the employment of any current employee with a title of Vice President or above or the engagement of any individual independent contractor of the Company or any of its Subsidiaries other than for cause or for performance-related reasons or (vii) promote any employee of the Company or any of its Subsidiaries to a position that reports directly to the Chief Executive Officer of the Company;

(o) waive, release, limit or condition any restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries in a manner that would reasonably be expected to adversely affect the business of the Company and its Subsidiaries, taken as a whole;

(p) change the Company’s methods of financial accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(q) (i) make or change any material election with respect to Taxes, (ii) adopt or change any method of Tax accounting, (iii) amend any material Tax Return, (iv) agree or settle any material claim or assessment in respect of Taxes, (v) agree to an extension or waiver of the limitation period for any material claim or assessment in respect of Taxes, or (vi) take or omit to take any other action with respect to Taxes, in each case, if any such action or omission would have the effect of materially increasing the Tax liability or accrual of Tax liability under FASB Interpretation No. 48 or materially reducing any Tax asset or accrual of Tax asset under FASB Interpretation No. 48 of the Company or any of its Subsidiaries;

(r) (i) compromise or settle any Proceeding, in each case made or pending by or against the Company or any of its Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of Proceedings that: (x) are for an amount (in excess of insurance proceeds), individually or in the aggregate, equal to $250,000, (y) do not involve an admission of guilt or impose any injunctive relief or a material restriction on the Company or its Subsidiaries and (z) do not involve material Intellectual Property Rights of the Company or any of its Subsidiaries or (ii) commence any Proceeding, other than in the ordinary course of business consistent with past practice;

(s) take any actions or intentionally omit to take any actions required to be taken hereunder, in each case that would or would be reasonably likely to (i) result in any of the conditions set forth in ARTICLE 10 or any of the Offer Conditions not being satisfied, (ii) result in new or additional required approvals from any Governmental Authority in connection with the Transactions that would materially delay the consummation of the Transactions or (iii) materially impair the ability of Parent, the Company or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement or materially delay such consummation;

(t) fail to pay any maintenance and similar fees or fail to take any other appropriate actions as necessary to prevent the abandonment, loss or impairment of any Intellectual Property Rights owned or licensed by the Company or any of its Subsidiaries that are material to the conduct of the Company’s business;

(u) authorize, apply for or cause to be approved the listing of Shares on any stock exchange;

(v) cancel, terminate, fail to keep in place or reduce the amount of any insurance coverage provided by existing insurance policies without obtaining substantially equivalent (in the aggregate) substitute insurance coverage, other than in the ordinary course of business or if the Company, in its reasonable judgment, determines that such cancellation, termination or failure to keep in place would not result in the Company and its Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature;

(w) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any material Subsidiary of the Company;

(x) acquire any interest in real property;

(y) enter into any material interest rate swaps, non-U.S. exchange or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk); or

(z) agree, resolve or commit to do any of the foregoing.

Section 6.02 No Solicitation.

(a) The Company shall, shall cause its Subsidiaries to and shall request that its Representatives, immediately cease (i) any communications, discussions or negotiations with any Person that may be ongoing with respect to an Acquisition Proposal, (ii) furnishing to any Person (other than Parent, Merger Sub, their respective Representatives and the Company’s Representatives) any information with respect to an Acquisition Proposal and (iii) cooperating with, assisting in, participating in, facilitating or encouraging an Acquisition Proposal and, if applicable, shall use reasonable best efforts to have returned to the Company or destroyed any confidential information that has been provided to any Person during any such communications, discussions or negotiations occurring in the six (6) months prior to the date of this Agreement. From and after the date of this Agreement until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with ARTICLE 10, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its Representatives to (and shall use reasonable best efforts to cause such Persons not to), directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) subject to Section 6.02(b), approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (C)

subject to Section 6.02(b), approve or recommend, or publicly propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding, in each case relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or a Superior Proposal (each an “Alternative Acquisition Agreement”), (D) enter into, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal, or (E) agree to do any of the foregoing; provided, however, if, prior to the Acceptance Time, following the receipt of a bona fide written Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Superior Proposal and that was unsolicited and made after the date of this Agreement in circumstances not otherwise involving a breach of this Agreement, the Company may, in response to such Acquisition Proposal, and subject to compliance with Section 6.02(b), furnish information with respect to the Company to the Person making such Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Acquisition Proposal; provided, that (1) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into a confidentiality agreement with the Person making such Acquisition Proposal (an “Acceptable Confidentiality Agreement”) that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 6.02 and (y) contains provisions that in the aggregate are no less restrictive on such Person (including with respect to any “standstill” terms; provided, that such “standstill” terms need not restrict a Person from making proposals to the Company (including the Company Board) in respect of an Acquisition Proposal) than those contained in the Non-Disclosure Agreement as in effect immediately prior to the execution of this Agreement, and (2) promptly (but in any event within 24 hours) following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives).

(b) Notwithstanding anything to the contrary in this Agreement, prior to the Acceptance Time, the Company Board may effect a Company Adverse Recommendation Change if (and only if): (I) (A) a written Acquisition Proposal that was not solicited in violation of this Agreement is made to the Company by a Third Party and such Acquisition Proposal is not withdrawn or (B) there has been an Intervening Event; (II) in the case of an Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; and (III) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, however, none of the Company, the Company Board or any committee thereof shall make a Company Adverse Recommendation Change and/or authorize the Company to enter into any Alternative Acquisition Agreement unless:

(i) the Company Board provides Parent at least four (4) Business Days’ prior written notice of its intention to take such action (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute a Company Adverse Recommendation Change), which notice shall include, as applicable, (A) the information with respect to the Superior Proposal that is specified in Section 6.02(b), as well as a copy of such Acquisition Proposal and any related Alternative Acquisition Agreement, or (B) the facts and circumstances in reasonable detail of the Intervening Event;

(ii) during the four (4) Business Days following such written notice described in the foregoing clause (i) (or such shorter period as is specified in this Section 6.02(b) below), the Company Board and its Representatives have negotiated in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of this Agreement that may, at Parent’s sole discretion, be proposed by Parent in response to such Superior Proposal or Intervening Event, as applicable; provided, that, for the sake of clarity, nothing in this clause (ii) shall in any way obligate the Company Board to refrain from making a Company Adverse Recommendation Change and, if applicable, authorizing the Company to enter into any Alternative Acquisition Agreement, in accordance with the terms of this Agreement; and

(iii) at the end of the four (4) Business Day period described in the foregoing clause (i), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed and irrevocably committed to in writing by Parent), that, as applicable (A) the Acquisition Proposal continues to be a Superior Proposal or (B) the Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, that the failure to make such Company Adverse Recommendation Change would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law.

Any material amendment or modification to any Superior Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.02, and the Company shall promptly (but in any event within 24 hours of occurrence) notify Parent of any such new Acquisition Proposal and the Parties shall comply with the provisions of this Section 6.02(b) with respect thereto; provided, however, that the “matching period” set forth above shall in such circumstance expire on the later of two (2) Business Days after the Company Board provides written notice of such new Acquisition Proposal to Parent and the end of the original four (4) Business Day period described in clause (ii) above; provided, further, in the event there is a Company Adverse Recommendation Change made in compliance with this Section 6.02(b) with respect to a Superior Proposal, the Company shall only enter into an Alternative Acquisition Agreement with respect thereto by terminating this Agreement in accordance with Section 10.01(g).

(c) In addition to the obligations of the Company and Parent set forth in Section 6.02(a) and Section 6.02(b), the Company shall promptly (and in any event within 24 hours) advise Parent writing of any inquiries, proposals or offers with respect to an Acquisition Proposal that are received by, or any non-public information with regard to such Acquisition Proposal is requested from, or any discussions or negotiations are sought to be initiated regarding such Acquisition Proposal with, the Company (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the inquiry, proposal or offer and the material terms and conditions of any such inquiries, proposals or offers (and providing copies of all related written inquiries, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis (and, in any event, within 24 hours) of the status of any discussions or negotiations with respect to any such inquiries, proposal or offers and the details of any material changes to the status and material terms of any such inquiries, proposals or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, and including copies of any written inquiries, proposals or offers, including proposed agreements and modifications thereto).

Section 6.03 Compensation Arrangements and ESPP.

(a) As soon as reasonably practicable following the date of this Agreement and prior to the Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) shall cause each Company Plan pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act, all of which shall be memorialized in resolutions of the Compensation Committee, with a copy of such resolutions being promptly delivered to Parent.

(b) As soon as reasonably practicable following the date of this Agreement, but not later than the day immediately prior to the date on which the first offering period that is regularly scheduled to commence under the Company ESPP after the date of this Agreement, the Company shall take such actions as are necessary to suspend the Company ESPP so that no further offering periods shall commence after the date of this Agreement. With respect to the offering period that is in effect on the date of this Agreement, each outstanding purchase right under the Company ESPP shall be exercised in accordance with the terms of the Company ESPP on the regularly scheduled purchase date for such offering period; provided, that if the Closing occurs prior to such purchase date, then the purchase right for such offering period shall be exercised on the Business Day immediately prior to the Closing Date. The Company shall use reasonable best efforts to provide at least ten (10) calendar days’ prior written notice to each participant in the Company ESPP of such purchase.

(c) As soon as practicable following the date of this Agreement and prior to the Acceptance Time, the Company and the Company Board (or an

appropriate committee of non-employee directors thereof) shall take such actions (including adopting a resolution consistent with the interpretive guidance of the SEC) as are required to cause the disposition of Shares and Company Stock Options in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be, to the greatest extent reasonably possible under applicable Law and interpretations of the SEC, exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Section 6.04 Payoff Letters. The Company shall use reasonable best efforts to obtain and deliver to Parent no later than five (5) Business Days prior to the Closing Date customary payoff letters with respect to (i) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (including all indebtedness for borrowed money, if any, of the Company and its Subsidiaries outstanding as of the Closing, but excluding any Company Bonds and indemnification obligations that survive termination) under the Contracts set forth in Section 6.04 of the Company Disclosure Letter (the “Loan Documents”), (ii) the termination of the Loan Documents and any guarantees provided thereunder and (iii) the release of all Liens held pursuant to or otherwise related to the Loan Documents, except to the extent of any cash collateral required to be posted in connection with any outstanding Company Bonds.

ARTICLE 7

COVENANTS OF PARENT AND MERGER SUB

Section 7.01 Conduct of Parent. During the Pre-Closing Period, except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, Parent shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and, to the extent consistent with the foregoing, use reasonable best efforts to (i) preserve intact its business organization and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it and with Governmental Authorities with jurisdiction over Parent’s operations. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the articles of amalgamation or bylaws of Parent in a manner that would have a material and adverse impact on the value of Parent Common Shares;

(b) adopt or publicly propose a plan of complete or partial liquidation, restructuring, recapitalization or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent;

(c) (i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other Person or business or (ii) make investments in any other Person, in each case that would reasonably be expected to prevent, or materially impede or materially delay, the consummation of the Merger or the other Transactions;

(d) authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except (i) dividends and distributions paid or made on a pro rata basis by Subsidiaries of Parent or (ii) by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent; or

(e) agree, resolve or commit to do any of the foregoing.

Section 7.02 Obligations of Merger Sub. Parent shall cause to be provided to Merger Sub all of the funds and Parent Common Shares necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer. Parent shall cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger, the Offer and the other Transactions pursuant to the terms and subject to the conditions set forth in this Agreement.

Section 7.03 Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the Parties hereto, Merger Sub Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, the Offer and the other Transactions, in accordance with the DGCL, by written consent.

Section 7.04 Director and Officer Indemnification.

(a) From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director, officer, employee or agent of the Company or any of its Subsidiaries and each person who served as a director, officer, employee, agent, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer, director, employee or agent of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement to which the Company or any of its Subsidiaries is a party, shall be assumed by the Surviving Corporation and shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of no less than six (6) years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or such documents of any successor to the business of the Surviving Corporation) to contain provisions regarding exculpation, indemnification and advancement of expenses that are at least as favorable as the exculpation, indemnification and advancement of expenses provisions contained in the certificate of incorporation, bylaws and comparable organizational documents of the Company and each of its Subsidiaries in effect as of immediately prior to the Effective Time, and during such six-year period shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individual who immediately prior the Effective Time was a Company Indemnified Party; provided, however, all rights to indemnification in respect of any actual or threatened Proceeding made within such period shall continue until the disposition of such Proceeding or resolution of such Proceeding.

(b) For a period of no less than six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless (and advance funds in respect of the foregoing to the fullest extent permitted under applicable Law) each Company Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer, director, employee or agent of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another Person (including, without limitation, any claim arising out of or pertaining to this Agreement or the Transactions), whether asserted or claimed prior to, at or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation, the Company Indemnified Parties may retain counsel (including local counsel) satisfactory to them, the reasonable fees and expenses of which shall be paid by the Surviving Corporation and Parent, promptly after statements therefor are received. The Surviving Corporation shall use reasonable best efforts to assist in the defense of such matter with the Company Indemnified Party in the defense of any such Proceeding; provided, however, the Surviving Corporation shall only be required to indemnify and hold harmless, or advance expenses to, a Company Indemnified Party if and to the same extent such Company Indemnified Party is entitled to indemnification as of the date of this Agreement by the Company or its Subsidiaries pursuant to (i) the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or the applicable Subsidiary of the Company or (ii) any indemnification agreement between the Company or any of its Subsidiaries and such Company Indemnified Party.

(c) Prior to the Effective Time, the Company shall obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Company’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as the Company’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the D&O Insurance; provided, however, in no event shall the Company pay aggregate premiums for such “tail” insurance policies in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.04(c) of the Company Disclosure Letter; provided further, if the aggregate premiums payable for such “tail” insurance policies exceed such amount, the Company shall obtain “tail” insurance policies with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. Neither Parent nor the Surviving Corporation shall take any action to discontinue the benefits of such policy.

(d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall use reasonable best efforts to cause the successors and assigns of the Surviving Corporation, as the case may be, to succeed to or assume the applicable obligations of such Party set forth in this Section 7.04.

(e) The provisions of this Section 7.04 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each indemnified or insured person hereunder (including the Company Indemnified Parties), his or her heirs and his or her representatives (who shall, for the avoidance of doubt, be deemed third-party beneficiaries of this Agreement for purposes of this Section 7.04) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

Section 7.05 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the Parent Common Shares to be issued pursuant to this Agreement to be approved for listing on the NASDAQ and the TSX, in each case subject to official notice of issuance, prior to the Acceptance Time or the Effective Time, as applicable.

Section 7.06 Employee Matters. (a) For a period of at least one (1) year following the Closing Date, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (individually a “Continuing Employee” and collectively the “Continuing

Employees”) with (i) base salary (or wages) and cash bonus opportunities (excluding any equity compensation) that are no less favorable than the base salaries and cash bonus opportunities (excluding any equity compensation) provided by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than those provided by the Company and its Subsidiaries immediately prior to the Effective Time.

(b) Parent further agrees that, from and after the Closing Date, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, grant all of the Continuing Employees credit for any service with the Company or its Subsidiaries earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or that is maintained by Parent or the Surviving Corporation or any of its Subsidiaries on or after the Closing Date (collectively, the “Parent Plans”); provided, however, such service shall not be recognized or credited to the extent that such recognition would result in a duplication of benefits provided to the Company Employee or to the extent that such service was not recognized under any similar Company Plan.

(c) Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employees who (i) are based outside of the United States, Parent’s obligations under this Section 7.06 shall be in addition to, but not in contravention of, any obligations under the Law of the non-U.S. countries and political subdivisions thereof in which such Continuing Employees are based, and (ii) are covered by a Collective Bargaining Agreement, Parent’s obligations under this Section 7.06 shall (A) be in addition to, but not in contravention of, the terms and conditions of employment for such Continuing Employees as set forth in such Collective Bargaining Agreement until its expiration, modification or termination in accordance with its terms and applicable Law and (B) apply only to the extent permitted by applicable labor Law.

(d) Nothing contained in this Section 7.06, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Plan or Parent Plan or constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Company Plan (subject to any contractual restrictions therein) or Parent Plan, (ii) give any current or former employee, director or other independent contractor of the Company and its Subsidiaries (including any beneficiary or dependent thereof), or any labor organization, union, works council, employee association, trade union, other similar employee representative body, any third-party beneficiary or other rights under this Agreement or otherwise or (iii) obligate Parent or any of its Affiliates to (A) maintain any particular Company Plan (subject to any contractual restrictions therein) or Parent Plan or (B) retain the employment or services of any current or former employee, director or other independent contractor of the Company and its Subsidiaries.

Section 7.07 Unvested Company Stock Options. Parent shall take such actions as are necessary for the conversion of the Unvested Company Stock Options and Vested Company Stock Options for which the Cash Consideration is less than or equal to the exercise price per share of Company Stock underlying such Vested Company Stock Options to Adjusted Options pursuant to Section 3.10(a) and (b), including the reservation, issuance and listing of Parent Common Shares as is necessary. Within ten (10) Business Days after the Closing Date, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or similar successor form), or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the Parent Common Shares subject to the Adjusted Options. With respect to those individuals, if any, who, subsequent to the Effective Time, will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall take such actions (including having its Board of Directors and independent committee thereof adopt a resolution consistent with the interpretive guidance of the SEC) as are required to cause the acquisition of the Shares and the Adjusted Options in connection with the Transactions to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder and shall use reasonable best efforts to administer any Adjusted Option in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 8

ADDITIONAL COVENANTS

Section 8.01 Efforts. (a) Subject to the terms and conditions of this Agreement (including Section 8.02), each of the Company and Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under applicable Law or Order to consummate and make effective the Transactions as promptly as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Transactions (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are Offer Conditions or conditions to the consummation of the Merger pursuant to ARTICLE 9).

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable (and in any event within ten (10) Business Days of the date of this Agreement in the case of the following clause (i) (unless counsel to the Parties have previously agreed to extend such ten (10) Business Day period)), (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions and (ii) an appropriate filing of a Notification of the Transactions with the German Federal Cartel Office

(“Bundeskartellamt”) as prescribed by the German Act Against Restraints of Competition of 1958 (the “ARC”). Each of the Company and Parent shall use reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be reasonably requested pursuant to the foregoing, and use reasonable best efforts to take all other actions necessary to cause the expiration or termination of (and not to extend) the applicable waiting periods regarding the foregoing as soon as reasonably practicable.

(c) Except as prohibited by applicable Law or Order, each of Parent and the Company shall use reasonable best efforts to (i) cooperate with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, (ii) promptly inform the other Party of (and if in writing, supply to the other Party) any communication (other than any ministerial communications) received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) consult with each other prior to taking any material position in discussions with or filings to be submitted to any Governmental Authority regarding any of the Transactions, (iv) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions, proposals and litigation to be submitted to any Governmental Authority regarding any of the Transactions, and (v) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the Transactions. Notwithstanding anything to the contrary herein, Parent shall, on behalf of the Parties, have control over and lead all communications and strategy, including all analyses, presentations, memoranda, briefs, arguments, opinions, proposals and litigation relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority in connection with consummating the Transactions, except for stockholder litigation as set forth in Section 8.08. The Parties shall take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.01 in a manner so as to preserve the applicable privilege.

(d) Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation (other than ministerial conversations) with any Governmental Authority in respect of the Transactions (including with respect to any of the actions referred to in Section 8.01(a)) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep such non-participating Party reasonably apprised with respect thereto.

(e) Subject to Section 8.01(f), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Transactions. Without limiting the generality of the foregoing, but subject to Section 8.01(f), each Party: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions; (ii) shall use reasonable best efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or Contract, request by a Governmental Authority, or otherwise) by such Party in connection with the Transactions; and (iii) shall use reasonable best efforts to lift or caused to be overturned any restraint, injunction or other legal bar to the Transactions.

(f) Notwithstanding anything to the contrary contained in this Section 8.01 or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement: (i) to divest or agree to divest (or cause any of its Subsidiaries to divest or agree to divest) any of its respective businesses, product lines or assets; or (ii) to take any action, or commit to take any action, or agree to any condition or limitation contemplated in this Section 8.01, that would, or would reasonably be expected to, have a Parent Material Adverse Effect.

Section 8.02 Financing Cooperation.

(a) Parent and Merger Sub shall, and shall cause their Affiliates to, use reasonable best efforts (taking into account the expected timing of the Marketing Period) to take all actions and to do or cause to be done all things necessary, proper or advisable to obtain the proceeds of the Debt Financing on the terms and conditions described in the Commitment Letter; provided, however, Parent may (x) amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement or (y) otherwise replace or amend the Commitment Letter so long as such action is not material and would not reasonably be expected to delay, hinder or prevent the consummation of the Offer or the Closing and the terms are not materially less beneficial to Parent, with respect to conditionality, than those in the Commitment Letter as in effect on the date of this Agreement. Parent shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Commitment Letter without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) if such amendment, supplement, modification or waiver:

(i) reduces the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to such fees and original issue discount contemplated by the Commitment Letter and related fee letters (including pursuant to any “flex” provisions thereof) in effect on the date hereof unless the Debt Financing is increased by such amount);

(ii) (A) imposes new or additional conditions or (B) otherwise adversely expands, amends or modifies any of the conditions precedent to the Debt Financing, or otherwise expands, amends or modifies any other provision of the Commitment Letter, in each case of this subsection (ii), in a manner that would reasonably be expected to prevent or materially delay, hinder or prevent the ability of Parent to consummate the Offer or the Closing; or

(iii) would otherwise materially adversely impact the ability of Parent to enforce its rights against other parties to the Commitment Letter or otherwise to timely consummate the Transactions.

Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement. For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by the Commitment Letter as permitted to be amended, modified or replaced by this Section 8.02(a) or Section 8.02(c) and references to “Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 8.02(a) or Section 8.02(c).

(b) Parent and Merger Sub shall, and shall cause their Affiliates to, use reasonable best efforts to take all actions and to do or cause to be done all things necessary, proper or advisable to:

(i) maintain in effect the Commitment Letter;

(ii) negotiate and enter into Definitive Financing Agreements on the terms and conditions contained in the Commitment Letter (including the “flex” provisions contained in any related fee letter) or on other terms in the aggregate materially no less favorable to Parent, as to conditionality, than the terms and conditions in the Commitment Letter; provided, however, in no event shall any such Definitive Financing Agreement contain terms (other than those included in the Commitment Letter) that would reasonably be expected to prevent or materially delay, hinder or prevent the consummation of the Offer or the Closing;

(iii) satisfy (or, if deemed advisable by Parent, seek the waiver of) on a timely basis all conditions applicable to Parent that are within its control as set forth in the Commitment Letter and to comply with all of its material obligations pursuant to the Commitment Letter;

(iv) upon satisfaction of such conditions, cause the funding of the Debt Financing at or prior to the time at which payment for validly tendered Shares is required to be made hereunder (together with other sources of funds, with respect to amounts required to pay the aggregate Cash Consideration and the cash portion of the aggregate Merger Consideration and to consummate the Transactions);

(v) take each of the actions required of the Company and its Subsidiaries in Section 8.02(d) below with respect to itself and its Affiliates as necessary; and

(vi) give the Company prompt notice of any material breach by any party to the Commitment Letter of which Parent has become aware or any termination of the Commitment Letter. Without limiting the foregoing, Parent agrees to notify the Company promptly if at any time any Lender notifies Parent that such source no longer intends to provide or arrange (as applicable) financing on the terms set forth therein.

Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 8.02 shall require Parent or any Affiliate thereof to pay any fees materially in excess of those contemplated by the Commitment Letter and any related fee letter (including pursuant to the “flex” provisions contained in any fee letter relating to the Debt Financing).

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter or the Commitment Letter is terminated or modified in a manner materially adverse to Parent for any reason, Parent shall promptly notify the Company in writing and shall use reasonable best efforts to arrange to obtain alternative financing from alternative sources for such portion as promptly as practicable following such event on terms no less favorable to Parent in any material respect as those contained in the Commitment Letter and in an amount sufficient, together with any other form of Financing and cash on hand of Parent and Merger Sub, if any, to fund the aggregate Cash Consideration and the cash portion of the aggregate Merger Consideration and to consummate the Transactions (the “Alternate Financing”) and, if obtained, will provide the Company with a copy of, a new financing commitment that provides for at least the same amount of financing as provided under the Commitment Letter originally issued, to the extent needed to fund the aggregate Cash Consideration and the cash portion of the aggregate Merger Consideration and to consummate the Transactions, and on terms and conditions (including all terms, termination rights, flex provisions and funding conditions) not materially less favorable in the aggregate to Parent than those included in the Commitment Letter (an “Alternate Commitment Letter”). Parent and Merger Sub shall, and shall cause their Affiliates to, use reasonable best efforts (taking into account the expected timing of the Marketing Period) to take all actions and things necessary, proper or advisable to comply with the terms of Section 8.02(a) as though the references therein to Commitment Letter and Debt Financing were instead references to the Alternate Commitment Letter and the Alternate Financing, respectively. Parent and Merger Sub shall, and shall cause their Affiliates to, use reasonable best efforts (taking into account the expected timing of the Marketing Period) to take all actions and things necessary, proper or advisable to arrange promptly and consummate the Alternate Financing on the terms and conditions described in any Alternate Commitment Letter, including by complying with its obligations under Section 8.02(b) as though the references therein to Commitment Letter and Debt Financing were instead references to the Alternate Commitment Letter and the Alternate Financing, respectively.

(d) Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to provide, and shall use reasonable best efforts to cause its respective Representatives to use reasonable best efforts to provide, Parent such cooperation as may be reasonably requested by Parent. Such cooperation shall include, to the extent not inconsistent with the level of effort described in the foregoing sentence:

(i) as promptly as reasonably practical, (x) furnishing Parent and the Lenders and their respective Representatives with the Required Information and (y) informing Parent if the Company or its Subsidiaries shall have Knowledge of any facts that would likely require the restatement of such financial statements for such financial statements to comply with GAAP;

(ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing and assisting Parent in obtaining ratings as contemplated by the Debt Financing;

(iii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (confidential and public), prospectuses and similar documents required in connection with the Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda to be included in offering documents contemplated by the Debt Financing;

(iv) using reasonable best efforts to cause its independent auditors to provide, consistent with customary practice, (A) consent to offering documents, private placement memorandum, bank information memorandum, prospectuses and similar marketing documents that include or incorporate the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, (B) reasonable assistance in the preparation of pro forma financial statements by Parent, (C) customary comfort letters (including “negative assurance” comfort) upon completion of customary procedures, and (D) reasonable assistance and cooperation to Parent, including attending accounting due diligence sessions;

(v) using reasonable best efforts to assist Parent in connection with its preparation of pro forma financial information and financial statements to the extent necessary (or reasonably required by the Lenders) to be included in any offering documents; provided, that Parent shall have provided the Company with information relating to the proposed debt and equity capitalization that is required for such pro forma financial information in financial reports;

(vi) using reasonable best efforts to (x) provide monthly financial statements (excluding footnotes) within fifteen (15) Business Days of the end of each month prior to the Closing and (y) providing quarterly financial statements within forty-five (45) days of the end of each fiscal quarter prior to the Closing;

(vii) executing and delivering as of the Closing any guarantees, pledge and security documents, other Definitive Financing Agreements, or other certificates, legal opinions or documents as may be reasonably requested by Parent and otherwise facilitating the pledging of collateral (including cooperation in connection with the pay-off of existing indebtedness to the extent contemplated by this Agreement and the release of related Liens and termination of security interests and guarantees);

(viii) using reasonable best efforts to assist Parent in obtaining waivers, consents, estoppels and approvals from other parties to material Real Property Leases, rights of way and other encumbrances and the Company Material Contracts and to arrange discussions among Parent and the Lenders and their respective Representatives with other parties to material Real Property Leases, rights of way and other encumbrances and the Company Material Contracts as of the Acceptance Time;

(ix) using reasonable best efforts to (A) permit the Lenders involved in the Debt Financing to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing Date and to assist with other reasonable and customary collateral audits and due diligence examinations) and (B) establish bank and other accounts and blocked account agreements and lock box arrangements to the extent necessary in connection with the Debt Financing;

(x) taking all corporate actions, subject to the consummation of the Offer, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing and to permit the proceeds thereof, together with the cash at the Company and each of its Subsidiaries, if any (not needed for other purposes), to be made available at the Closing to consummate the Transactions; and

(xi) providing all documentation and other information about the Company and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) to the extent reasonably requested at least five (5) Business Days prior to the anticipated Acceptance Time;

provided, however, no obligation of the Company or any of its Subsidiaries, or any Lien on any of their respective assets, in connection with the Financing shall be effective until the Effective Time; none of the Company or any of its Subsidiaries or any Representatives of any of the foregoing shall be required to pay any commitment or other fee or incur any other liability in connection with the Financing prior to the Effective Time; and no director or officer of the Company or any of its Subsidiaries shall be required to execute any agreement, certificate, document or instrument with respect to the Financing that would be effective prior to the Effective Time.

(e) The Company shall use reasonable best efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease to be deemed to have commenced. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require (subject to the qualifications included in Section 8.02(d)) the cooperation of the Company under Section 8.02(d) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing.

(f) the Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company and its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries.

(g) Parent shall promptly, upon request by the Company following any termination of this Agreement pursuant to Section 10.01, reimburse the Company or any of its Affiliates, as applicable, for all reasonable and documented out-of-pocket costs and expenses (including reasonable outside attorneys’ fees) incurred by such Person in connection with its cooperation contemplated by this Section 8.02. Parent shall indemnify and hold harmless the Company, its Affiliates and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including, but not limited to, any action taken in accordance with Section 8.02(d)) and any information utilized in connection therewith.

Section 8.03 Company Bonds. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, provide reasonable cooperation to Parent in connection with Parent’s efforts to (a) replace, concurrently with or after Closing, any Company Bonds, (b) obtain a “back-to-back” letter of credit, bond or other security interest for any Company Bonds, or (c) otherwise collateralize, concurrently with or after Closing, the obligations of the parties who are the current issuers of any Company Bonds or have provided a letter of credit or other credit support in connection with any Company Bonds; provided, however, that (x) the Company shall have no obligation to take any activities which affect the Company Credit Facility prior to Closing, (y) neither the Company nor its Subsidiaries shall be required to incur any material expenses in connection with the foregoing and (z) any of the actions contemplated by this Section 8.03 are to take effect as of or following, and conditional upon, the Closing.

Section 8.04 Public Announcements. The initial press release with respect to the execution of this Agreement and the Transactions shall be a joint press release in a form reasonably acceptable to Parent and the Company. Thereafter, Parent and the Company (unless the Company Board has made a Company Adverse Recommendation Change) will use their respective reasonable best efforts to consult with the other Party before (a) participating in any media interviews, (b) engaging in meetings or calls with analysts, institutional investors or other similar Persons or (c) providing any statements (including press releases) which are public or are reasonably likely to become public, in any such case to the extent relating to the Transactions and excluding any routine employee communications (a “Public Statement”). In addition, Parent and the

Company (unless the Company Board has made a Company Adverse Recommendation Change) agree to cause their respective directors and executive officers to refrain from taking any position in any such Public Statement that is, without limiting the obligations set forth in Section 6.02, (x) contrary to the positions previously taken by Parent and the Company with respect to this Agreement and the Transactions, including the Merger and the Offer, or (y) reasonably likely to have a significant, adverse impact on the ability of the Parties to consummate the Transactions. None of the limitations set forth in this Section 8.04 shall apply to any disclosure of any information concerning this Agreement or the Transactions (i) required by applicable Law or Order; or (ii) in connection with any dispute among the Parties regarding this Agreement or the Transactions.

Section 8.05 Notice of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of:

(a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Transactions;

(b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Transactions;

(c) any Proceeding or investigation commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such Party’s representations or warranties, as the case may be, or that relate to the consummation of the Transactions; and

(d) the occurrence of any event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Transactions or (B) result in the failure of any Offer Condition or any condition to the Merger set forth in ARTICLE 9 to be satisfied; provided, that the delivery of any notice pursuant to this Section 8.05 shall not (i) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party or (ii) update any section of the Company Disclosure Letter or the Parent Disclosure Letter.

Section 8.06 Access to Information.

(a) Subject to Section 8.06(b), during the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries and Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the personnel and assets of the Company and its Subsidiaries and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company and its Subsidiaries; and (b) provide Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Company and its Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request. All information exchanged pursuant to this Section 8.06 shall be subject to the provisions of the Non-Disclosure Agreement. Without limiting the generality of any of the foregoing and subject to Section 8.06(b), during the Pre-Closing Period, the Company shall promptly provide Parent upon its reasonable request with copies of:

(i) all material operating and financial reports prepared by the Company and its Subsidiaries for the Company’s senior management, including: (A) copies of the unaudited monthly consolidated balance sheets of the Company and its Subsidiaries and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows; and (B) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for the Company’s senior management;

(ii) any written materials or communications distributed by or on behalf of the Company to its stockholders;

(iii) any material notice, correspondence, document or other communication sent by or on behalf of any of the Company or its Subsidiaries to any party to any Company Material Contract or sent to any of the Company or its Subsidiaries by any party to any Company Material Contract (other than any communication that relates solely to routine commercial transactions between the Company or any of its Subsidiaries and the other party to any such Contract and that is of the type sent in the ordinary course of business and consistent with past practices);

(iv) any notice, report or other document filed with or sent to any Governmental Authority on behalf of any of the Company or its Subsidiaries in connection with the Offer or the Merger or any of the other Transactions; and

(v) any material notice, report or other document received by any of the Company or its Subsidiaries from any Governmental Authority.

(b) Notwithstanding the foregoing provisions in Section 8.06(a), the Company may restrict or otherwise prohibit access to any documents or information to the extent that: (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (ii) access to such documents or information would waive any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or would result in the disclosure of any trade secrets of any third party; (iii) access to a Contract to which any of the Company or its Subsidiaries is a party as of the date of this Agreement or otherwise bound as of the date of this Agreement if such access would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; or (iv) unless otherwise required to be provided pursuant to Section 6.02, such documents or information relate directly to any Acquisition Proposal; provided, that, in the case of each of clauses (i) , (ii) and (iii), the Company shall: (A) give reasonable notice to Parent of the fact that it is restricting or otherwise prohibiting access to such documents or information pursuant to this Section 8.06(b); (B) inform Parent with sufficient detail of the reason for such restriction or prohibition; and (C) use, and cause its Subsidiaries to use, reasonable best efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition. All requests for information pursuant to this Section 8.06(b) shall be directed to an executive officer of the Company or other Person that an executive officer may designate.

(c) Any investigation conducted pursuant to the access contemplated by this Section 8.06 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create a material risk of damage or destruction to any material property or material assets of the Company or its Subsidiaries.

Section 8.07 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 8.08 Stockholder Litigation. Each of Parent and the Company shall promptly notify the other of any stockholder litigation against it or any of its Subsidiaries or Representatives arising out of or relating to this Agreement, the Offer, the Merger or the other Transactions and shall keep the other reasonably informed regarding any such stockholder litigation. Each of Parent and the Company shall give the other reasonable opportunity to consult with it regarding the defense or settlement of any such stockholder litigation and shall give due consideration to the other party’s views with respect to such stockholder litigation. Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any negotiations or settlement of any such litigation without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 8.09 Anti-Takeover Law. If any Anti-Takeover Law is or may become applicable to the Offer, the Merger or any of the other Transactions, the Company, the Company Board and the board of directors of Parent shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Anti-Takeover Law on the Transactions to the greatest extent permissible under such Anti-Takeover Law.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01 Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval (if required by applicable Law).

(b) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Authority that prohibits, restrains, or makes illegal the consummation of the Merger.

(c) Consummation of Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment Shares validly tendered (and not validly withdrawn) pursuant to the Offer (including during any “subsequent offering period” provided by Merger Sub pursuant to this Agreement).

ARTICLE 10

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned (other than in the case of Section 10.01(a)), by written notice of the terminating Party (acting through such Party’s board of directors or its designee) to the other Parties:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval, if required by applicable Law);

(b) by either Parent or the Company at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval, if required by applicable Law) if a court or other Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order, or shall have taken any other action, having the effect of: (i) permanently restraining, enjoining or otherwise prohibiting: (A) the acquisition or acceptance for payment of, or payment for, Shares pursuant to the Offer; or (B) the Merger; or (ii) making the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal;

(c) by either Parent or the Company if the Offer shall have expired without the acceptance for payment of the Shares pursuant to the Offer; provided, however, the right to terminate this Agreement pursuant to this Section 10.01(c) shall not be available to any Party whose breach of any provision of this Agreement (including the requirement in Section 2.01(m) to irrevocably accept for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date (as the same may be extended or required to be extended, in each case in accordance with the terms of Section 2.01(l)) in accordance with applicable Law) results in the failure of the acceptance for payment of and payment for the Shares pursuant to the Offer;

(d) by either Parent or the Company if the Acceptance Time shall not have occurred on or prior to the date that is five (5) months after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(d) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Acceptance Time to have occurred by such time;

(e) by the Company if (i) the Marketing Period has ended, (ii) the Company has irrevocably notified Parent in writing that (A) all of the conditions set forth in Annex I have been satisfied (other than those conditions that by their nature are to be satisfied immediately prior to the consummation of the Offer, but provided that such conditions would be satisfied if the time of the consummation of the Offer were the time of such termination) or irrevocably waived (to the extent permitted by this Agreement) and the conditions set forth in ARTICLE 9 are capable of being satisfied following the consummation of the Offer and (B) the Company is ready, willing and able to consummate the Offer, and (iii) Merger Sub fails to irrevocably accept for payment and pay for the Shares in accordance with Section 2.01 within three (3) Business Days following delivery of such written notice from the Company;

(f) by Parent, prior to the Acceptance Time, if the Company, the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change;

(g) by the Company prior to the Acceptance Time if (i) the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the terms of Section 6.02(b) that did not result from a breach of this Agreement, (ii) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for a Superior Proposal that did not result from a breach of this Agreement and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 10.03(b);

(h) by Parent at any time prior to the Acceptance Time if: (i) any of the Company’s representations or warranties contained in this Agreement shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that any of the conditions set forth in clause (a) of Annex I would not be satisfied; or (ii) the Company shall have failed to comply with or perform its covenants or agreements contained in this Agreement, such that the condition set forth in clause (b) of Annex I would not be satisfied; provided, however, if: (A) any inaccuracy in any of the Company’s representations or warranties or failure to comply with or perform the Company’s covenants or agreements is curable by the Company prior to the earlier of the Outside Date or 30 days after the date on which the Company is notified by Parent in writing of such inaccuracy or failure to comply with or perform; and (B) the Company is continuing to exercise reasonable best efforts to cure such inaccuracy or failure to comply with or perform, then Parent may not terminate this Agreement under this Section 10.01(h) on account of such inaccuracy or failure to perform: (1) during such 30-day (or shorter) period; or (2) after such 30-day period, if such inaccuracy or failure to comply with or perform shall have been fully cured; provided, further, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(h) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or;

(i) by the Company at any time prior to the Acceptance Time if: (i) any of Parent’s representations or warranties contained in this Agreement shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded) and such inaccuracy materially impairs or delays Parent’s or Merger Sub’s ability to purchase and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer; (ii) Parent shall have failed to comply with or perform its covenants or agreements contained in this Agreement and such failure materially impairs or delays Parent’s or Merger Sub’s ability to purchase and pay for the Shares validly tendered (and not withdrawn) pursuant to the Offer; or (iii) there shall have been since the date of this Agreement a Parent Material Adverse Effect the effect of which is continuing; provided, however, if: (A) any inaccuracy of any of Parent’s representations or warranties or failure to comply with or perform Parent’s covenants or agreements is curable by Parent prior to the earlier of the Outside Date or 30 days after the date on which Parent is notified by the Company in writing of such breach or failure to comply with or perform; and (B) Parent is continuing to exercise reasonable best efforts to cure such inaccuracy or failure to comply with or perform, then the Company may not terminate this Agreement under this Section 10.01(i) on account of such inaccuracy or failure to perform: (1) during such 30-day (or shorter) period; or (2) after such 30-day period, if such inaccuracy or failure to comply with or perform shall have been fully cured; provided, further, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

Section 10.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.01, this Agreement shall be of no further force or effect; provided, however, (i) Section 8.02(g), the second sentence of Section 8.06(a), Section 8.08, this Section 10.02, Section 10.03, ARTICLE 11 and the Non-Disclosure Agreement shall survive the termination of this Agreement and shall remain in full force and effect; provided, further, however, that Section 8.02(g) shall not survive the termination of this Agreement pursuant to Sections 10.01(f), (g) or (h); (ii) the termination of this Agreement shall not relieve any Party from any liability for any intentional fraud or willful and material breach of any representation, warranty or covenant contained in this Agreement; and (iii) no termination of this Agreement shall in any way affect any of the Parties’ rights or obligations with respect to any validly tendered (and not validly withdrawn) Shares accepted for payment pursuant to the Offer prior to such termination.

Section 10.03 Termination Fees.

(a) If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(d) and: (i) at or prior to the time of such termination an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made; and (ii) within 12 months after the date of any such termination, the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal is consummated (regardless of whether it is the same Acquisition Proposal), then the Company shall pay, or cause to be paid, to Parent, in cash at the earlier of the time such transaction is consummated or the time such definitive agreement is executed, a non-refundable fee in the amount of $20,625,000 (the “Termination Fee”); provided, however, for purposes of clause (ii) above, all references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

(b) If this Agreement is terminated by: (i) Parent pursuant to Section 10.01(f); (ii) by the Company pursuant to Section 10.01(g); or (iii) by the Company pursuant to Section 10.01(d) and the Company Board or any committee thereof made a Company Adverse Recommendation Change, then in each case, the Company shall pay to Parent the Termination Fee. In the case of termination of this Agreement in the manner set forth in clauses (i) or (iii) of this Section 10.03(b), the Termination Fee shall be paid by or on behalf of the Company within two (2) Business Days after such termination; and in the case of termination of this Agreement in the manner set forth in clause (ii) of this Section 10.03(b), the Termination Fee shall be paid by the Company immediately prior to or concurrently with such termination.

(c) If this Agreement is terminated by:

(i) Parent pursuant to Section 10.01(d) and: (A) at the time of such termination, each of the Offer Conditions has been satisfied or waived in accordance with the terms of this Agreement (other than (1) those Offer Conditions that by their nature are to be satisfied immediately prior to the consummation of the Offer, but provided that those Offer Conditions would be satisfied if the time of the consummation of the Offer were the time of such termination, and (2) the condition set forth in clause (i) and/or (k) of Annex I); (B) at the time of such termination, the Financing is not available to Parent and Merger Sub; and (C) the failure of Parent and Merger Sub to receive the Financing or the unavailability thereof is not attributable to a breach of any covenant or obligation of the Company contained in this Agreement; or

(ii) the Company pursuant to Section 10.01(e) and: (A) Merger Sub’s failure to accept for payment and pay for the Shares in accordance with Section 2.01 within three (3) Business Days following delivery of the written notice required by Section 10.01(e)(ii) is not attributable to a breach of any covenant or obligation of the Company contained in this Agreement; and (B) the Company shall have given Parent written notice at least three (3) Business Days prior to termination stating the Company’s intention to terminate this Agreement pursuant to Section 10.01(e) and its claims pursuant to this Section 10.03(c);

then Parent shall pay to the Company, a non-refundable fee in the amount of $35,750,000 (the “Reverse Termination Fee”) at the time of such termination (in the case of Section 10.03(c)(i)) or within two (2) Business Days after such termination if this Agreement is terminated by the Company.

(d) Each of the Company and Parent acknowledges and agrees that (i) the agreements contained in this Section 10.03, are an integral part of the Transactions, (ii) without these agreements, Parent, Merger Sub and the Company would not have entered into this Agreement and (iii) any amount payable pursuant to this Section 10.03 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub, on the one hand, or the Company, on the other hand, in the circumstances in which such amount is payable. The Parties acknowledge and agree that in no event shall the Company or Parent be required to pay the Termination Fee or Reverse Termination Fee, respectively, on more than one occasion. If: (i) the Company fails to pay when due any amount payable under this Section 10.03, then: (A) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 10.03; and (B) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to 300 basis points over the “prime rate” (as reported by Bloomberg L.P. on the date such overdue amount was originally required to be paid); and (ii) Parent fails to pay when due any amount payable under this Section 10.03, then: (A) Parent shall reimburse the Company for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the Company of its rights under this Section 10.03; and (B) Parent shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to 300 basis points over the “prime rate” (as reported in by Bloomberg L.P. on the date such overdue amount was originally required to be paid).

(e) Notwithstanding anything to the contrary contained in this Agreement, except in the case of a willful and material breach by the Company, Parent or Merger Sub (and subject to Section 10.03(d)), (i) if this Agreement is terminated under circumstances where the Termination Fee or the Reverse Termination Fee would be payable pursuant to this Section 10.03, the payment by the Company or Parent of such

Termination Fee or Reverse Termination Fee, as applicable, shall be the sole and exclusive remedy of Parent and its Related Persons, and the Company and its Related Persons, respectively, against the Company or Parent and their respective Representatives and Affiliates, as applicable, for (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement (including relating to the Financing), (ii) in no event will Parent or any other Person being paid the Termination Fee, or the Company or any other Person being paid the Reverse Termination Fee, seek to recover any other money damages or seek any other remedy (including any remedy for specific performance, except solely in compliance with Section 11.11) based on a claim in law or equity with respect to, (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger or the Offer to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement (including relating to the Financing), and (iii) upon payment of any Termination Fee or Reverse Termination Fee in accordance with this Section 10.03, none of the Company or any Affiliates or Representatives of the Company, in the case of the Termination Fee, and none of Parent or any Affiliates or Representatives of Parent, in the case of the Reverse Termination Fee, shall have any further liability or obligation to another Party relating to or arising out of this Agreement.

ARTICLE 11

MISCELLANEOUS

Section 11.01 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.01 shall not limit Section 10.02, Section 10.03 or any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 11.02 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, after the Acceptance Time there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under applicable Law without such approval having first been obtained; provided, further, no amendments or other modifications to or waivers of any FS Provision shall be effective without the prior written consent of the Financing Source Parties. A termination of this Agreement pursuant to Section 10.01 or a material amendment or waiver of this Agreement pursuant to this Section 11.02 or Section 11.03 shall, in order to be effective, require, in the case of Parent, Merger Sub and the Company, action by their respective board of directors (or a committee thereof), as applicable.

Section 11.03 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 11.02, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the shareholders or stockholders, as applicable, of either Parent, Merger Sub or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 11.04 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by the Company or any of its Subsidiaries in connection with the Merger (including any real property transfer Tax and any similar Tax) shall be borne and paid by the Company (or the applicable Subsidiary) when due, and the Company (or the applicable Subsidiary) shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, Parent (or the applicable Subsidiary) shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 11.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile or email (with confirmation) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11.05):

if to Parent or Merger Sub, to:

Mitel Networks Corporation

350 Legget Drive

Kanata, Ontario, Canada K2K 2W7

Attention:  Greg Hiscock

Facsimile:  613-592-7802

Email:        greg.hiscock@mitel.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:  Adam M. Givertz

Facsimile:  212-757-3990

Email:        agivertz@paulweiss.com

if to the Company, to:

Mavenir Systems, Inc.

1700 International Parkway, Suite 200

Richardson, Texas 75081

Attention:  Pardeep Kohli and Terry Hungle

Facsimile:  214-276-7725

Email:        pardeep@mavenir.com; terry@mavenir.com

with a copy (which shall not constitute notice) to:

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, TX 78701

Attention:  Alan Bickerstaff

Facsimile:  512-542-5219

Email:        abickerstaff@andrewskurth.com

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:  William H. Aaronson

Facsimile:  212-701-5397

Email:        william.aaronson@davispolk.com

Section 11.06 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail transmission (including in portable document format (pdf) or otherwise) or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.07 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Non-Disclosure Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof; provided, however, (x) any provisions of the Non-Disclosure Agreement conflicting with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions set forth in the Non-Disclosure Agreement shall terminate and no longer be in effect upon execution and delivery hereof and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and permitted assigns; provided, however, notwithstanding the foregoing clause (b), following the Effective Time, the provisions of Section 7.04 shall be enforceable by each Party entitled to indemnification hereunder and his or her heirs and his or her representatives; provided, further, that the Lenders and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, officers, directors, employees, advisors, attorneys or representatives, and each of their respective successors and assigns (each, a “Financing Source Party”, collectively, the “Financing Source Parties”), shall be express third party beneficiaries with respect to the second proviso set forth in Section 11.02, this proviso to this Section 11.07, Section 11.10, Section 11.12 and Section 11.13 (collectively, the “FS Provisions”).

Section 11.08 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Transactions, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, however, Parent may designate, prior to the Effective Time, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided, further, such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other

Party or due to Parent or such other Subsidiary. Any purported assignment without such consent shall be void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.10 Governing Law; Exclusive Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the Law of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would result in the application of the Law of any other jurisdiction, except that, notwithstanding the foregoing, except as otherwise set forth in the Commitment Letter as in effect as of the date of this Agreement, any legal suit, action, litigation, proceeding or claim (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties, shall be exclusively governed by, and construed in accordance with, the Law of the State of New York; provided, however, with respect to the Commitment Letter: (i) the interpretation of the definition of Company Material Adverse Effect and Parent Material Adverse Effect and whether or not a Company Material Adverse Effect or a Parent Material Adverse Effect has occurred, (ii) the determination of the accuracy of any Specified Purchase Agreement Representations (as defined in the Commitment Letter) and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective Affiliates have the right to terminate its obligations under this Agreement, or to decline to consummate the Transactions and (iii) the determination of whether such transactions have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the Law of the State of Delaware without giving effect to conflicts of law principles that would result in the application of the Law of any other jurisdiction.

(b) The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 11.05 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. Notwithstanding the foregoing, each of the Parties agrees that it will not bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Party in any way relating to this Agreement, the Debt Financing or any of the Transactions,

including any dispute arising out of or relating in any way to the Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York.

Section 11.11 Remedies; Enforcement.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, subject to Section 11.11(b), in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including, subject to Section 10.03, monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b) Notwithstanding anything to the contrary contained herein, the Parties hereby acknowledge and agree that the Company shall be entitled to specific performance or any other equitable remedy to cause Parent to draw down any portion of the Debt Financing pursuant to the terms and conditions of the Commitment Letter and/or consummate the Offer only if (i) all Offer Conditions have been satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied immediately prior to the consummation of the Offer, but provided that such conditions would be satisfied if the time of the consummation of the Offer were such date) and Parent has failed to consummate the Offer when required to hereunder, (ii) the Debt Financing or any Alternate Financing that has been obtained as described in Section 8.02(c) has been funded or would be funded following the delivery of a drawdown notice by Parent and/or notice from Parent that the Debt Financing (or any such Alternate Financing) will be funded (and so long as no Lender has asserted any failure of any condition precedent to funding under the Commitment Letter (other than delivery of such drawdown notice) to be satisfied) (iii) the Company has irrevocably confirmed in writing to Parent and the Lenders that if specific performance is granted and the Debt Financing is funded, then the consummation of the Offer would occur in accordance with ARTICLE 2. Without limiting the generality of Section 11.11(a), but subject to the limitations set forth in the first sentence of this Section 11.11(b), following the consummation of the Offer the Parties agree and acknowledge that the Company shall be entitled to specific performance to enforce the observance and performance of the terms and provisions hereof, including with respect to the obligation of Parent and Merger Sub to consummate the Merger.

(c) Each Party further agrees that, subject to Section 11.11(b), (i) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 11.12 No Recourse; Waiver of Claims. Notwithstanding anything herein to the contrary, the Company (on behalf of itself and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives) hereby waives any rights or claims against any Financing Source Party in connection with this Agreement, the Commitment Letter or the Financing, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives) agrees not to commence a Proceeding against any Financing Source Party in connection with this Agreement or the Transactions (including any Proceeding relating to the Financing or the Commitment Letter or the transactions contemplated thereby). In furtherance and not in limitation of the foregoing waiver, it is agreed that no Financing Source Party shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives in connection with this Agreement or the Transactions (including the Financing or the Commitment Letter or the transactions contemplated thereby). Nothing in this Section 11.12 shall in any way (a) expand the circumstances in which Parent may be liable under this Agreement or as a result of the Transactions (including as a result of the Financing) or (b) limit or qualify the obligations and liabilities of the parties to the Commitment Letter to each other thereunder or in connection therewith.

Section 11.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY LEGAL PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS, THE COMMITMENT LETTER, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

MAVENIR SYSTEMS, INC.

By:	/s/ Terry Hungle
	Name:	Terry Hungle
	Title:	Chief Financial Officer

MITEL NETWORKS CORPORATION

By:	/s/ Steve Spooner
	Name:	Steve Spooner
	Title:	Chief Financial Officer

ROADSTER SUBSIDIARY CORPORATION

By:	/s/ Greg Hiscock
	Name:	Greg Hiscock
	Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

Annex I

Offer Conditions

The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the additional conditions set forth in clauses (a) through (k) below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Merger Sub shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares if: (A) the Minimum Condition shall not be satisfied as of the applicable Expiration Date; or (B) any of the following additional conditions shall not be satisfied or waived in writing (to the extent applicable) by Parent and Merger Sub as of the applicable Expiration Date:

(a) (i) each of the representations and warranties of the Company contained in this Agreement, other than the representations and warranties contained in Section 4.01 (Corporate Existence and Power) (only with respect to the first sentence thereof), Section 4.02 (Corporate Authorization), Section 4.05(a) (Capitalization), Section 4.06(b) (Subsidiaries) (only with respect to the first three sentences thereof), Section 4.20 (Finder’s Fees, etc.) (only with respect to the first sentence thereof), Section 4.21 (Opinion of Financial Advisor) and Section 4.22 (Anti-Takeover Law) shall be accurate in all respects as of the date of this Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have or result in, a Company Material Adverse Effect; provided, however, for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded and (B) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of this Agreement shall be disregarded; (ii) each of the representations and warranties contained in Section 4.01 (Corporate Existence and Power) (only with respect to the first sentence thereof), Section 4.02 (Corporate Authorization), Section 4.06(b) (Subsidiaries) (only with respect to the first three sentences thereof), Section 4.20 (Finder’s Fees, etc.) (only with respect to the first sentence thereof), Section 4.21 (Opinion of Financial Advisor) and Section 4.22 (Anti-Takeover Law) shall have been accurate in all material respects as of the date of this Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded and (B) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of this Agreement shall be

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disregarded; and (iii) the representation and warranty contained in Section 4.05(a) (Capitalization) shall have been accurate in all respects as of the date of this Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that are de minimis in nature will be disregarded (it being understood that any inaccuracies shall be deemed to be “de minimis” if and only if the Company’s fully diluted capitalization as of the applicable determination date does not exceed the Company’s fully diluted capitalization set forth in Section 4.05(a) by more than 100,000 Shares);

(b) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Expiration Date;

(c) since the date hereof, there shall not have been any Company Material Adverse Effect the effect of which is continuing;

(d) the waiting period (or any extension thereof) applicable to the Offer or the Merger under the HSR Act shall have expired or been terminated;

(e) (i) evidence of clearance of the Transactions from the Bundeskartellamt in the manner prescribed by the ARC shall have been received or the waiting periods under the ARC shall have expired or been terminated, and (ii) any waiting period applicable to the Offer or the Merger under any other applicable non-U.S. Competition Law shall have expired or been terminated, and any consent required under any other applicable non-U.S. Competition Law in connection with the Offer or the Merger shall have been obtained and shall be in full force and effect;

(f) Parent shall have received a certificate on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (a) and (b) of this Annex I have been duly satisfied;

(g) no Order (whether temporary, preliminary or permanent) preventing the acquisition of or payment for Shares pursuant to the Offer or preventing consummation of the Merger or any of the other Transactions or the Stockholder Agreements shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and there shall not be any Law enacted or applicable to the Offer or the Merger that makes the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or violative of any Law;

(h) the Registration Statement shall be effective and no “stop order” proceedings shall have been threatened or initiated against Parent with respect to the Offer;

(i) the Marketing Period shall have been completed;

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(j) the Parent Common Shares to be issued in the Offer and the Merger shall have been approved for listing on the NASDAQ and the TSX, subject to official notice of issuance; and

(k) this Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”).

Except for the Minimum Condition, clauses (d), (e), (g), (h) and (j) and as otherwise set forth in Section 2.01(d), the foregoing conditions may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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